Exhibit 99.1

Avexa Limited ABN 53 108 150 750 576 Swan Street Richmond Victoria Australia 3121	Telephone 61 3 9208 4300 Facsimile 61 3 9208 4004 Website www.avexa.com.au

ASX Release

PROGEN PHARMACEUTICALS LIMITED AND AVEXA LIMITED AGREE TO MERGE

Conference call scheduled for today at 11:00 am (Sydney time)

•                  Creates one of Australia’s leading biotechnology companies

•                  Balanced portfolio of infectious disease and oncology assets with a Phase III HIV program

•                  Progen shareholders to have the option to participate in AUD $20M buyback

•                  Combined entity will have over AUD $60M cash

Brisbane and Melbourne, Australia, 22 December 2008: Biotechnology companies Progen Pharmaceuticals Limited (ASX:PGL; NASDAQ:PGLA) and Avexa Limited (ASX: AVX) today announced the signing of an exclusive and binding Merger Implementation Agreement (MIA).  Progen will propose to shareholders an AUD$20 million share buyback option, to be completed prior to the merger. The combined entity will have over AUD$60 million cash at transaction closing (assuming the AUD$20 million Progen share buyback is fully subscribed). Shareholders from both companies will vote on the proposed merger in the first quarter of 2009.

The merger has been unanimously recommended by the Boards of Directors of both Progen and Avexa. The combined entity creates a well-funded, small molecule drug development company with a balanced portfolio of oncology and infectious disease programs in various stages of development. A key focus for the new company will be the continued development of the Phase III drug apricitabine (ATC), a new antiretroviral drug for the treatment of HIV-infected patients. ATC is one of only two new HIV therapies in Phase III clinical trials worldwide. To date, every HIV therapy that has previously commenced Phase III testing has successfully completed these trials and ultimately been approved in major markets. The merger will provide sufficient cash to fund the first pivotal Phase III trial of ATC through to its week 24 milestone, a key value inflection point and potential start of an NDA filing.

“This transaction provides a unique opportunity for Progen shareholders to invest in an integrated portfolio with near term milestones that include Avexa’s exciting Phase III program,” said Justus Homburg, Chief Executive Officer of Progen. “In early November, Progen’s Board of Directors announced a proposed capital return that was subject to the consideration of a number of other proposals brought before the Board. After extensive deliberation of those proposals, we believe that a combination with Avexa, together with a share buyback of up to AUD$20 million, offers the most potential to generate shareholder value.”

“This merger not only gives the combined company sufficient financial resources to fund Avexa’s Phase III study with ATC, it also provides a much broader pipeline for both sets of shareholders,” said Julian Chick, Chief Executive Officer of Avexa.  “We will not be the first company to jointly harness the therapeutic areas of oncology and infectious disease, as Gilead Sciences, Ardea Biosciences, and Anadys have similar synergistic strategies.  As a result, the merged entity will have a higher quality portfolio of opportunities than either company individually.”

In addition to continuing ATC’s development path towards commercialisation, both companies recognize the importance of developing a broad portfolio of assets. The new company will continue to progress selected programs in oncology and infectious disease based on likelihood of success to maximize shareholder value.  The union also enhances the opportunity to seek partnerships for late and early stage product candidates.

Prior to the merger, Progen will propose to return up to AUD$20 million in cash to its current shareholders through a share buyback at AUD$1.10 per share.  This share buyback offers Progen shareholders flexibility, within broad parameters, to choose how much cash and how many shares in the new entity they would prefer to own.

Under the terms of the MIA, Progen will issue Avexa shareholders one Progen share for every 12.857 Avexa shares(1).  Based on Avexa’s current share price of AUD$0.105 per share, this ratio implies a value of AUD$1.35 per Progen share, a premium of 49.6% to the current Progen share price of AUD$0.90 per share. The implied value per Progen share of AUD$1.35 is greater than the expected net cash backing per Progen share of between AUD$1.10 to AUD$1.15 per share at transaction closing, which reflects the value of Progen’s oncology portfolio and the premium attached to cash in the current market.  The merged entity will therefore be owned 56 percent by Progen shareholders and 44 percent by Avexa shareholders (assuming the $20 million buyback is fully subscribed).

The merged company will be named Avexa Pharmaceuticals Limited with headquarters in Melbourne, Australia and offices in both Brisbane, Australia and the San Francisco Bay Area.  The Board of Directors will comprise Nathan Drona (Chairman), David Bottomley and Dr John Sime from Avexa, and Dr. Mal Eutick, John Lee and Justus Homburg from Progen.  Avexa’s CEO, Dr. Julian Chick, will be Managing Director and Chief Executive Officer, and a member of the Board.

Progen and Avexa will host a joint conference call to discuss the merger proposal.  The call will take place in Australia on Monday 22 December 2008 at 11:00 AM (Sydney time) and in the U.S. on Sunday 21 December at 4:00 PM PST / 7:00 PM EST.  Participants may join the call by dialing from the following locations: Australia 0011-800-462-66666 (toll free); United States and Canada: (877) 407-8035 (toll free); non-U.S. +1 (201) 689-8035.  Those interested in hearing the discussion may also access a live webcast of the conference call on the websites of both Progen: www.progen.com.au and Avexa: www.avexa.com.au.

A replay of this call will be available by dialling +1 (201) 612-7415 for Australian and non-US participants. For US participants dial (877) 660-6853. When prompted enter Account Number 286 and Conference ID Number 307901. The webcast will also be available via the companies’ respective websites.

Transaction and timetable details

A copy of the MIA will be lodged on the ASX in conjunction with this release. The merger is subject to a number of conditions including regulatory approvals, court approvals, Avexa and Progen shareholder approvals and other conditions as set out in the MIA.  The merger is unanimously recommended by the Boards of both Avexa and Progen, subject to no superior proposals and to an opinion from an independent expert that the transaction is in the best interests of Avexa shareholders.  The MIA includes a commitment by each party not to solicit alternative transactions to the merger. Each party has agreed to pay a break fee of AUD$500,000 under certain circumstances.

(1) This ratio may be adjusted under the terms of the Merger Implementation Agreement depending upon the level of liquid assets of Progen.

Progen will hold a meeting of Progen shareholders to approve the share buyback in late February 2009.  In addition, Progen shareholders will have an opportunity at this meeting to approve the merger with Avexa and the change of name to Avexa Pharmaceuticals Limited.  Progen shareholder documents are expected to be dispatched in late January 2009.

A Scheme Booklet, setting out the terms for the merger, the report from the independent expert, and the reasons for the Avexa Board of Directors’ recommendation, is expected to be sent to all Avexa shareholders in early February 2009. A meeting of Avexa shareholders to approve the Scheme is expected to be held in March 2009.

Avexa has appointed Gresham Advisory Partners as its financial adviser and Mallesons Stephen Jaques as legal adviser. Progen has appointed PricewaterhouseCoopers as its financial adviser and Clayton Utz as legal adviser.

About Avexa

Avexa Limited is a Melbourne-based biotechnology company with a focus on discovery, development and commercialisation of small molecules for the treatment of infectious diseases.   Avexa has dedicated resources and funding for key projects including its HIV integrase program and an antibiotic program for antibiotic-resistant bacterial infections. The Company’s lead program is apricitabine (ATC), an anti-HIV drug which has successfully completed the 48 week dosing of its Phase IIb trial and is currently in Phase III trials worldwide.  www.avexa.com.au

About Progen

Progen Pharmaceuticals Limited is a globally focused biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms, angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America.  www.progen.com.au

For more information:

Avexa	Progen
Dr. Julian Chick	T Justus Homburg
Chief Executive Officer	Chief Executive Officer
+61 3 9208 4300	+61 7 3842 3333

AU: Investor Relations	US: Investor Relations
Sabrina Antoniou	Remy Bernarda
Blueprint Life Science Group	Blueprint Life Science Group
+ 61 2 9519 5537	+ 1 415 375 3340 x2022

Mallesons Stephen Jaques

Merger Implementation Agreement

Dated  22 December 2008

Mallesons Stephen Jaques

Level 50

Bourke Place

600 Bourke Street

Melbourne  Vic  3000

Australia

T   +61 3 9643 4000

F   +61 3 9643 5999

DX 101 Melbourne

www.mallesons.com

Merger Implementation Agreement

Details		4

General terms		5

1	Definitions and interpretation	5

1.1	Definitions	5
1.2	References to certain general terms	15
1.3	Next day	17
1.4	Next Business Day	17
1.5	Headings	17

2	Agreement to propose and implement Scheme	17

2.1	Avexa to propose Scheme	17
2.2	Agreement to implement Proposed Transaction	17
2.3	Progen to assist	17

3	Conditions precedent	17

3.1	Conditions precedent	17
3.2	Benefit of certain Conditions Precedent	19
3.3	Waiver of Conditions Precedent	20
3.4	Reasonable endeavours	20
3.5	Regulatory matters	20
3.6	Notices in relation to Conditions Precedent	21
3.7	Effect of waiver or non-fulfilment	21
3.8	Consultation on failure of Condition Precedents	21
3.9	Failure to agree	22
3.10	Regulatory Approval	22

4	Outline of Scheme	22

4.1	Scheme	22
4.2	Scheme Consideration	23
4.3	Undertakings held as agent	23
4.4	Foreign Shareholders	23
4.5	Avexa Options — offer by Progen	24
4.6	Avexa Options — Board approval	24

5	Co-operation and timing	24

5.1	General obligations	24
5.2	Access to people and information	25
5.3	Progen’s right to separate representation	25

6	Implementation obligations of the parties	26

6.1	Avexa’s obligations	26
6.2	Progen’s obligations	29
6.3	Appointment/retirement of Avexa directors and Progen directors	31
6.4	Progen EGM and changes of directors	31

7	Scheme Booklet	31

7.1	Preparation	31
7.2	Content of Scheme Booklet	32
7.3	Progen information	33
7.4	Content of Progen Notice of Meeting	33
7.5	Avexa information	33

© Mallesons Stephen Jaques Merger Implementation Agreement

7.6	Disagreement on content	34
7.7	Verification	34

8	Conduct of business	34

8.1	Overview	34
8.2	Specific obligations	34
8.3	Prohibited actions	35
8.4	Permitted actions	36

9	Public announcements	37

9.1	Public announcement of Scheme	37
9.2	Required disclosure	37
9.3	Other announcements	37

10	Court proceedings	37

10.1	Appeal process	37
10.2	Defence of proceedings	37
10.3	Costs	38

11	Exclusivity obligation	38

11.1	Avexa - no solicitation and no talk	38
11.2	Avexa - warranty and representation	38
11.3	Avexa - notification of approaches	38
11.4	Avexa - limitations on obligations	39
11.5	Progen - no solicitation and no talk	39
11.6	Progen - warranty and representation	40
11.7	Progen - notification of approaches	40
11.8	Progen - limitations on obligations	40

12	Break fee	41

12.1	Background	41
12.2	Payment by Avexa to Progen	41
12.3	Payment by Progen to Avexa	42
12.4	No amount payable if Scheme becomes Effective	44
12.5	Timing of payment	44
12.6	Nature of payment	44
12.7	Compliance with law	44
12.8	Survival	44

13	Representations and warranties	45

13.1	Avexa’s representations and warranties	45
13.2	No representation made on economic or future matters	46
13.3	Avexa’s indemnity	47
13.4	Avexa warranty certificate	47
13.5	Progen’s representations and warranties	47
13.6	Progen’s indemnity	48
13.7	Progen warranty certificate	48
13.8	Limitation on claims	48

14	Termination	49

14.1	Termination events	49
14.2	Termination	50
14.3	Effect of Termination	50

15	Confidentiality Agreement	51

15.1	Application	51
15.2	Termination	51

16	Notices and other communications	51

16.1	Form - all communications	51
16.2	Form - communications sent by email	51
16.3	Delivery	51
16.4	When effective	52
16.5	When taken to be received	52
16.6	Receipt outside business hours	52

17	Goods and services tax (GST)	52

17.1	Consideration does not include GST	52
17.2	Recovery of GST	52
17.3	Time of payment	53
17.4	Adjustment of additional amount	53
17.5	Reimbursement	53
17.6	Survival	53

18	Miscellaneous	53

18.1	Discretion in exercising rights	53
18.2	Partial exercising of rights	53
18.3	No liability for loss	53
18.4	Approvals and consents	53
18.5	Conflict of interest	53
18.6	Remedies cumulative	53
18.7	Variation and waiver	54
18.8	No merger	54
18.9	Indemnities	54
18.10	Enforceability	54
18.11	Further steps	54
18.12	Construction	54
18.13	Costs	54
18.14	Stamp duty	55
18.15	Entire agreement	55
18.16	Assignment	55
18.17	No representation or reliance	55
18.18	Governing law	55
18.19	Counterparts	55

Schedule 1 - Announcement (clause 9.1)	56

Schedule 2 - Timetable (clause 5.1)	57

Details

Parties	Progen and Avexa
Progen	Name	Progen Pharmaceuticals Limited

	ABN	82 010 975 612

	Incorporated in	Commonwealth of Australia

	Address	16 Benson Street, Toowong Qld 4066

	Telephone	07 3842 3333

	Fax	07 3720 9624

	Attention	Mr Justus Homburg

Avexa	Name	Avexa Limited

	ABN	53 108 150 750

	Incorporated in	Commonwealth of Australia

	Address	576 Swan Street, Richmond Vic 3121

	Telephone	03 9208 4300

	Fax	03 9208 4004

	Attention	Dr Julian Chick

Recitals	A	Avexa and Progen have agreed to merge by means of a members’ scheme of arrangement under Part 5.1 of the Corporations Act.

	B	At the request of Progen, Avexa intends to propose the Scheme and issue the Scheme Booklet.

	C	Avexa and Progen have agreed to implement the Scheme on the terms and conditions of this agreement.

Governing law	Victoria

Date of agreement	See Signing page

Merger Implementation Agreement

General terms

1                                          Definitions and interpretation

1.1                                Definitions

These meanings apply unless the contrary intention appears.

Announcement Date means the date on which the joint public announcement contained in Schedule 1 is made to ASX.

ASIC means the Australian Securities & Investments Commission.

ASX means ASX Limited or the stock market operated by it, as the context requires.

Authorised Officer means, in respect of a party, a director or secretary of the party or any other person appointed by a party to act as an Authorised Officer under this agreement.

Avexa means Avexa Limited (ABN 53 108 150 750).

Avexa Board means the board of directors of Avexa, however constituted from time to time.

Avexa Data Room means the physical data room provided to Progen and its advisers at Avexa’s premises in Melbourne, which contained the documents listed in Annexure A.

Avexa Employee or Executive Equity Plan means any plan put in place by Avexa to enable participation by its employees and executives in equity ownership of Avexa.

Avexa Group means Avexa and its Subsidiaries.

Avexa Incoming Directors means Mr Nathan Drona, Dr Julian Chick, Mr David Bottomley and Mr John Sime.

Avexa Indemnified Parties means Avexa, its officers, employees, and advisers and its Related Bodies Corporate and the officers, employees and advisers of each of its Related Bodies Corporate.

Avexa Information means all information contained in the Scheme Booklet other than the Progen Information and the Independent Expert’s report.

Avexa Options mean options issued by Avexa.

Avexa Outgoing Director means Mr Alan Boyd.

Avexa Share means an ordinary fully paid share in the capital of Avexa.

Avexa Shareholder means, at any particular date,  each person registered in the Register as a holder of Avexa Shares.

Business Day means a business day as defined in the Listing Rules.

Buy Back Consideration means the amount of cash required by Progen to pay the consideration in respect of accepted offers under the Progen Buy Back, but which will not exceed $20 million.

Competing Transaction means a transaction, or proposed transaction, which, if completed, would mean a person (other than Progen or its Related Bodies Corporate or Representatives) would:

(a)                                   directly or indirectly, acquire an interest or relevant interest in or become the holder of:

(i)                                      20% or more of Avexa Shares; or

(ii)                                   all or a substantial part or a material part of the business or property of Avexa or any of its Subsidiaries,

including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of shares or joint venture, but not as a custodian, nominee or bare trustee;

(b)                                  acquire control of Avexa, within the meaning of section 50AA of the Corporations Act; or

(c)                                   otherwise acquire or merge (including by a reverse takeover bid or dual listed company structure) with Avexa.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of Avexa or any of its Subsidiaries will be material if the business or property represented 20% or more of the total consolidated assets of Avexa reported in the financial statements for the year ended 30 June 2008.

Conditions Precedent means the conditions precedent set out in clause 3.1.

Confidentiality Agreement means the Confidentiality Agreement between the parties dated 27 March 2008.

Controller has the meaning it has in the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cwlth).

Corporations Regulations means the Corporations Regulations 2001 (Cwlth).

Court means a court of competent jurisdiction under the Corporations Act.

Deed Poll means a deed poll in terms which are usual for a transaction of the nature of the Proposed Transaction and which are reasonably agreed by the parties under which Progen covenants for the benefit of the Scheme Participants, conditional on the Scheme becoming Effective, to provide the

Scheme Consideration to the Scheme Participants in accordance with the Scheme and this agreement.

Defeating Transaction means a transaction, or proposed transaction, which, if completed, would mean a person or persons (other than Avexa Shareholders under the Scheme) would:

(a)                                   directly or indirectly, acquire an interest or relevant interest in or become the holder of:

(i)                                      20% or more of Progen Shares; or

(ii)                                   all or a substantial part or a material part of the business or property of Progen or any of its Subsidiaries,

including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of shares or joint venture, but not as a custodian, nominee or bare trustee;

(b)                                  acquire control of Progen, within the meaning of section 50AA of the Corporations Act; or

(c)                                   otherwise acquire or merge (including by a reverse takeover bid or dual listed company structure) with Progen.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of Progen or any of its Subsidiaries will be material if the business or property represented 20% or more of the total consolidated assets of Progen reported in the financial statements for the year ended 30 June 2008.

Details means the section of this agreement headed “Details”.

Effective, when used in relation to the Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Scheme, but in any event at no time before an office copy of the order of the Court is lodged with ASIC.

Effective Date means the date on which the Scheme becomes Effective.

Encumbrance means any:

(a)                                   security for the payment of money or performance of obligations, including a mortgage, charge, lien, pledge, trust, power, title retention, or flawed deposit arrangement; or

(b)                                  right, interest or arrangement which has the effect of giving another person a preference, priority or advantage over creditors including any right of set-off; or

(c)                                   right that a person (other than the owner) has to remove something from land (known as a profit à pendre), easement, public right of way, restrictive or positive covenant, lease, or licence to use or occupy; or

(d)                                  third party right or interest or any right arising as a consequence of the enforcement of a judgment,

or any agreement to create any of them or allow them to exist.

End Date means 30 April 2009, or such other date as is agreed in writing by Progen and Avexa.

Exclusivity Period means the period from and including the date of this agreement to the earlier of:

(a)                                   the termination of this agreement in accordance with its terms; and

(b)                                  the End Date.

First Court Date means the first day on which an application made to the Court, in accordance with clause 6.1(n), for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

GST means a goods and services or similar tax imposed in Australia.

GST Act means the A New Tax System (Goods and Services Tax) Act 1999 (Cwlth).

Implementation Date means the third Business Day following the Record Date.

Independent Expert means the independent expert appointed by Avexa under clause 6.1(e).

A person is Insolvent if:

(a)                                   it is (or states that it is) an insolvent under administration or insolvent (each as defined in the Corporations Act); or

(b)                                  it is in liquidation, in provisional liquidation, under administration or wound up or has had a Controller appointed to any part of its property; or

(c)                                   it is subject to any arrangement, assignment, moratorium or composition, protected from creditors under any statute or dissolved (in each case, other than to carry out a reconstruction or amalgamation while solvent on terms approved by the other parties to this agreement); or

(d)                                  an application or order has been made (and in the case of an application, it is not stayed, withdrawn or dismissed within 30 days), resolution passed, proposal put forward, or any other action taken, in each case in connection with that person, which is preparatory to or could result in any of (a), (b) or (c) above; or

(e)                                   it is taken (under section 459F(1) of the Corporations Act) to have failed to comply with a statutory demand; or

(f)                                     it is the subject of an event described in section 459C(2)(b) or section 585 of the Corporations Act (or it makes a statement from which another party to this agreement reasonably deduces it is so subject); or

(g)                                  it is otherwise unable to pay its debts when they fall due; or

(h)                                  something having a substantially similar effect to (a) to (g) happens in connection with that person under the law of any jurisdiction.

Input Tax Credit has the meaning it has in the GST Act.

Liquid Assets means:

(a)                                   actual cash held by a party (AU/US exchange rate to be taken to be USD0.67 per AUD1); plus

(b)           trade and other receivables; plus

(c)           prepayments and deposits; less

(d)           trade payables; less

(e)                                 provisions calculated in accordance with applicable accounting standards; less

(f)            debt.

Listing Rules means the Listing Rules of ASX Limited.

Losses means all claims, demands, damages, losses, costs, expenses and liabilities.

Optionholder means each person who is registered in the register of Optionholders as a holder of a Avexa Option.

Prescribed Event means, except to the extent contemplated by this agreement or the Scheme, any of the following events occurring in relation to Progen or Avexa, as the context requires:

(a)                                   (conversion) Avexa or Progen converts all or any of its shares into a larger or smaller number of shares;

(b)                                  (reduction of share capital) Avexa or Progen resolves to reduce its share capital in any way or reclassifies, combines, splits or redeems or repurchases directly or indirectly any of its shares;

(c)                                   (buy-back) Avexa or Progen:

(i)                                      enters into a buy-back agreement; or

(ii)                                   resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)           (Liquid Assets) if , at any time after the date of this agreement (but before the second Business Day before the Second Court Date), Progen Liquid Assets fall below $66 million, except that in relation to clause 12.3, such event will not apply to the extent that any such fall in Progen Liquid Assets occurs due to factors solely outside of Progen’s control;

(e)            (distribution) Avexa or Progen makes or declares, or announces an intention to make or declare, any distribution (whether by way of dividend, capital reduction or otherwise and whether in cash or in specie);

(f)            (issuing or granting shares or options) Avexa or Progen or any of its Subsidiaries:

(i)             issues shares, except upon exercise of an Avexa Option or Progen Option or other agreement for the issue of shares which exists at the date of this agreement;

(ii)            grants an option over its shares; or

(iii)           agrees to make such an issue or grant such an option,

in each case to a person outside the Avexa Group or the Progen Group (as appropriate);

(g)           (securities or other instruments) Avexa, Progen or any of their respective Subsidiaries:

(i)             issues securities or other instruments convertible into shares or debt securities; or

(ii)            agrees to issue securities or other instruments convertible into shares or debt securities,

in each case to a person outside the Avexa Group or the Progen Group (as appropriate);

(h)           (constitution) Avexa or Progen adopts a new constitution or modifies or repeals its constitution or a provision of it;

(i)             (disposals) Avexa or Progen or any of their respective Subsidiaries disposes, or agrees to dispose of the whole or a substantial part of the business or property of the Avexa Group or the Progen Group (as appropriate), including by way of assignment or licensing of intellectual property;

(j)             (acquisitions, disposals or tenders) Avexa, Progen or any of their respective Subsidiaries:

(i)             acquires or disposes of;

(ii)            agrees to acquire or dispose of;

(iii)           offers, proposes, announces a bid or tenders for,

any business undertaking, assets (including intellectual property) or entity the value of which exceeds $100,000;

(k)            (Encumbrances) Avexa, Progen or any of their respective Subsidiaries creates, or agrees to create, any Encumbrance over the whole or a substantial part of its business or property;

(l)             (employment arrangements)  other than in the ordinary course of business and consistent with past practice, Avexa, Progen or any of their respective Subsidiaries:

(i)             materially increases the remuneration of, or otherwise varies the employment arrangements with, any of its directors or senior executives who report directly to the Chief Executive Officer;

(ii)            accelerates the rights of any of its directors or senior executives who report directly to the Chief Executive Officer to compensation or benefits or any kind (including under any executive or employee share plans); or

(iii)           pays any of its directors or senior executives who report directly to the Chief Executive Officer a termination or retention payment (otherwise than in accordance with an existing contract in place at the date of this agreement);

(m)           (commitments and settlements) other than in the ordinary course of business and consistent with past practice, Avexa, Progen or any of their respective Subsidiaries:

(i)             enters into or agrees to enter into any contract or commitment involving revenue or expenditure of more than $100,000 over the term of the contract or commitment;

(ii)            terminates or amends in a material manner any contract material to the conduct of the Avexa Group’s or the Progen Group’s business (as appropriate) or which involves revenue or expenditure of more than $100,000 over the term of the contract (for the avoidance of doubt, the Shire Agreement is material to the conduct of the Avexa Group’s business);

(iii)           waives any material third party default; or

(iv)          accepts as a settlement or compromise of a material matter (relating to an amount in excess of $100,000) less than the full compensation due to Avexa, Progen or their respective Subsidiaries;

(n)           (Insolvency) Avexa, Progen or any of their respective Related Bodies Corporate becomes Insolvent;

(o)           (Clinical trial) in the case of Avexa, there is a materially adverse outcome from its Phase III trial for apricitabine (ATC) or the ATC extension study associated with its Phase IIb trial;

(p)           (Program cancellation) in the case of Avexa, Avexa cancels or postpones for greater than 3 months its lead development program for ATC or announces an intention to do so,

provided that a Prescribed Event listed in paragraphs (a) to (p) above will not occur where:

(a)            such action or intended action is a current commitment or specific future plan of Avexa or Progen, in either case announced to ASX or disclosed to the other party, before the date of this agreement, including:

(i)             the Progen Buy Back; and

(ii)            the Progen Capital Consolidation;

(b)           Avexa or Progen has first consulted with the other party in relation to the event and the other party has approved the proposed event;

(c)            the conduct is undertaken in accordance with the obligations of Avexa or Progen (or their respective Subsidiaries) under this agreement; or

(d)           Avexa or Progen (or their respective Subsidiaries) enters into or renews a customer contract in the ordinary course of business on commercial terms.

Progen means Progen Pharmaceuticals Limited (ABN 82 010 975 612).

Progen Board means the board of directors of Progen, however constituted from time to time.

Progen Buy Back means a buy back of ordinary shares by Progen in accordance with the Corporations Act on or before the Implementation Date pursuant to offers made to all of Progen’s shareholders to buy back shares at a price not exceeding $1.10 per share (on a pre-consolidation basis) and up to a maximum aggregate consideration of $20,000,000.

Progen Capital Consolidation means a consolidation of the capital of Progen implemented in accordance with the Corporations Act under which the number of ordinary shares on issue in Progen are converted to a smaller number on the basis of 1 share for every 3 shares on issue with effect on or after the Implementation Date (and is in no case prior to the issue of the Scheme Consideration to Scheme Participants).

Progen EGM means the general meeting of Progen’s shareholders of which notice has been given in response to a requisition for the meeting by certain shareholders and which is scheduled for 9 January 2009, at which resolutions will be considered for the removal from office of certain directors of Progen, being Dr Mal Eutick, Mr Patrick Burns, Mr Stephen Chang, Mr Robert Williamson and Mr Justus Homburg, and for the appointment of Mr Robert Moses, Ms Alison Coutts and Dr Woei-Jia Jiang as directors.

Progen General Meeting means the general meeting of Progen’s shareholders to be convened to consider:

(a)           a resolution to approve the Progen Buy Back;

(b)            at the option of Progen, a resolution to approve the Progen Capital Consolidation;

(c)           a special resolution to approve (subject to the Scheme Implementation) the change of Progen’s name to “Avexa Pharmaceuticals Limited”; and

(d)           at the option of Progen, an ordinary resolution to approve the Proposed Transaction.

Progen Group means Progen and its Subsidiaries.

Progen Indemnified Parties means Progen, its officers, employees and advisers, its Related Bodies Corporate and the officers, employees and advisers of each of its Related Bodies Corporate.

Progen Incoming Directors means Dr Mal Eutick, Mr John Lee and Mr Justus Homburg.

Progen Information means the information regarding Progen as is required to be included in the Scheme Booklet under the Corporations Act, Corporations Regulations or ASIC Regulatory Guides 60 or 142.  For the avoidance of doubt, Progen Information does not include information about the Avexa Group (except to the extent it relates to any statement of intention relating to the Avexa Group following the Effective Date).

Progen Liquid Assets on a particular date means the Liquid Assets held by Progen on that date.

Progen Notice of Meeting means the notice of meeting and accompanying explanatory material relating to the Progen General Meeting.

Progen Options mean options issued by Progen.

Progen Outgoing Directors means Mr Patrick Burns, Mr Stephen Chang and Mr Robert Williamson.

Progen Share means a fully paid ordinary share in the capital of Progen.

Proposed Transaction means the combination of Avexa and Progen through the implementation of the Scheme.

Record Date means 5.00pm on the fifth Business Day following the Second Court Date or such other date as Avexa and Progen agree.

Register means the share register of Avexa and Registry has a corresponding meaning.

Regulator’s Draft means the draft of the Scheme Booklet in a form acceptable to both parties which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval means any approval of a Regulatory Authority of the Proposed Transaction or any aspect of it which Progen, acting reasonably, determines is necessary or desirable to implement the Proposed Transaction or any aspect of it.

Regulatory Authority includes:

(a)            ASX;

(b)           ASIC;

(c)            a government or governmental, semi-governmental or judicial entity or authority;

(d)           a minister, department, office, commission, delegate, instrumentality, agency, board, authority or organisation of any government; and

(e)            any regulatory organisation established under statute.

Regulatory Review Period means the period from the date on which the Regulator’s Draft is submitted to ASIC to the date on which ASIC confirms that it does not intend to make any submissions at the Court hearing on the First Court Date or otherwise object to the Scheme.

Related Body Corporate has the meaning it has in the Corporations Act.

Relevant Interest has the same meaning as given by sections 608 and 609 of the Corporations Act.

Representative means any person acting for or on behalf of a party including any director, officer, employee, agent, contractor or professional advisor of a party.

Scheme means the scheme of arrangement under part 5.1 of the Corporations Act under which all the Avexa Shares will be transferred to Progen for the Scheme Consideration and otherwise on terms consistent with this agreement and reasonably agreed by the parties, together with any amendment or modification made pursuant to section 411(6) of the Corporations Act.

Scheme Booklet means, in respect of the Scheme, the information booklet to be approved by the Court and despatched to Avexa Shareholders and which must:

(a)            include the Scheme, an explanatory statement complying with the requirements of the Corporations Act and notice(s) of meeting and proxy form(s); and

(b)           comply with the Corporations Act, Corporations Regulations, ASIC Regulatory Guides 60 and 142 and the Listing Rules.

Scheme Consideration means the consideration payable by Progen for the Avexa Shares under the Scheme and in accordance with clause 4.

Scheme Consideration Ratio means the ratio of Progen Shares to be issued in exchange for each Avexa Share as Scheme Consideration, as determined under clause 4.2.

Scheme Implementation means the issue by Progen of the Scheme Consideration to the Scheme Participants and the transfer by the Scheme Participants of their Avexa Shares to Progen.

Scheme Meeting means the meeting to be convened by the Court at which Avexa Shareholders will vote on the Scheme.

Scheme Participants means each person who is an Avexa Shareholder at the Record Date, other than Progen.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme.

Shire Agreement means a licence agreement between Shire Pharmaceuticals Group Plc (“Shire”) and Avexa dated 17 January 2005 as amended and restated by agreement on 22 January 2007 and further amended by a letter from Avexa and signed by Shire dated 18 August 2008.

Subsidiaries has the meaning it has in the Corporations Act.

Superior Proposal means a bona fide Competing Transaction which the Avexa Board, acting in good faith, and after taking advice from its legal and financial advisers, determines:

(a)            may be reasonably capable of being completed taking into account all aspects of the Competing Transaction; and

(b)           is superior to the Proposed Transaction, taking into account all terms and conditions of the Competing Transaction, in particular:

(i)             the consideration offered, or proposed to be offered;

(ii)            the conditions attached to the Competing Transaction; and

(iii)           the likelihood of the Competing Transaction being successfully completed.

Tax Invoice has the meaning it has in the GST Act.

Timetable means the timetable set out in schedule 2.

1.2           References to certain general terms

Unless the contrary intention appears, a reference in this agreement to:

(a)            (variations or replacement) a document (including this agreement) includes any variation or replacement of it;

(b)           (clauses, annexures and schedules) a clause, annexure or schedule is a reference to a clause in or annexure or schedule to this agreement;

(c)            (reference to statutes) a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d)           (law) law means common law, principles of equity, and laws made by parliament (and laws made by parliament include State, Territory and Commonwealth laws and regulations and other instruments under them, and consolidations, amendments, re-enactments or replacements of any of them);

(e)            (singular includes plural) the singular includes the plural and vice versa;

(f)            (person) the word “person” includes an individual, a firm, a body corporate, a partnership, a joint venture, an unincorporated body or association, or any Regulatory Authority;

(g)           (executors, administrators, successors) a particular person includes a reference to the person’s executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(h)           (reference to a group of persons) a group of persons or things is a reference to any two or more of them jointly and to each of them individually;

(i)             (dollars) Australian dollars, dollars, A$ or $ is a reference to the lawful currency of Australia, unless otherwise indicated;

(j)             (Calculation of time) a period of time dating from a given day or the day of an act or event, is to be calculated exclusive of that day;

(k)            (reference to a day) a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(l)             (accounting terms) an accounting term is a reference to that term as it is used in accounting standards under the Corporations Act, or, if not inconsistent with those standards, in accounting principles and practices generally accepted in Australia;

(m)           (meaning not limited) the words “include”, “including”, “for example” or “such as” when introducing an example, do not limit the meaning of the words to which the example relates to that example or examples of a similar kind;

(n)           (time of day) time is a reference to Sydney time;

(o)           (Avexa Board) a reference to the board or the directors of Avexa is a reference to that board or those directors from time to time; and

(p)           (Progen Board) a reference to the board or the directors of Progen is a reference to that board or those directors from time to time.

1.3           Next day

If an act under this agreement to be done by a party on or by a given day is done after 5.30 pm on that day, it is taken to be done on the next day.

1.4           Next Business Day

If an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day.

1.5           Headings

Headings (including those in brackets at the beginning of paragraphs) are for convenience only and do not affect the interpretation of this agreement.

2              Agreement to propose and implement Scheme

2.1           Avexa to propose Scheme

Avexa agrees to propose the Scheme on and subject to the terms and conditions of this agreement and the Corporations Act.

2.2           Agreement to implement Proposed Transaction

The parties agree to implement the Proposed Transaction on the terms and conditions of this agreement.

2.3           Progen to assist

Progen agrees to comply with its obligations under the Scheme and the Deed Poll, and provide reasonable assistance to Avexa in proposing and implementing the Scheme in accordance with this agreement.

3              Conditions precedent

3.1           Conditions precedent

Subject to this clause 3, the obligations of Progen under clause 4.2 and the obligations of Avexa under clause 2.1 and clause 2.2 are conditional on the satisfaction of each of the following conditions precedent to the extent and in the manner set out in clauses 3.2 and 3.4.

(a)            (Regulatory Approvals) before 8.00am on the Second Court Date:

(i)             (ASIC and ASX) ASIC and ASX have issued or provided such consents or approvals or have done such other acts which the parties agree are reasonably necessary or desirable to implement the Proposed Transaction;

(ii)            (Regulatory Authority) all other approvals of a Regulatory Authority which Progen and Avexa agree are necessary or desirable to implement the Proposed Transaction are obtained;

(iii)           (Court orders) no Court or Regulatory Authority has issued or taken steps to issue an order, temporary restraining order,

preliminary or permanent injunction, decree or ruling or taken any action enjoining, restraining or otherwise imposing a legal restraint or prohibition preventing the Proposed Transaction and no such order, decree, ruling, other action or refusal is in effect, and (in each case) the circumstances remain in effect at 8:00am on the Second Court Date;

(b)           (Avexa Scheme approval) Avexa Shareholders approve the Scheme by the requisite majorities in accordance with the Corporations Act;

(c)            (Progen Proposed Transaction approval) Progen’s shareholders approve the Proposed Transaction by ordinary resolution at the Progen General Meeting;

(d)           (Progen Outgoing Directors) before 8.00am on the Second Court Date, Progen has received irrevocable resignations from each of the Progen Outgoing Directors, and the Progen Board has resolved to accept those resignations, both conditional only on Scheme Implementation occurring;

(e)            (Avexa Incoming Directors) before 8.00am on the Second Court Date, Progen has received irrevocable consents to act from each of the Avexa Incoming Directors, and the Progen Board has resolved to appoint the Avexa Incoming Directors to the Progen Board, both conditional only on the Scheme Implementation occurring;

(f)            (Court approval) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(g)           (quotation) ASX has not indicated to either party that it will not approve for official quotation the shares which are to be issued to Scheme Participants under the Scheme;

(h)           (Independent Expert) the Independent Expert issues a report which concludes that the Scheme is in the best interests of Scheme Participants before the date on which the Scheme Booklet is lodged with ASIC;

(i)             (no Prescribed Event) between the date of this agreement and 8.00am on the Second Court Date:

(i)             no Prescribed Event in respect of Progen occurs or becomes apparent; and

(ii)            no Prescribed Event in respect of Avexa occurs or becomes apparent;

(j)             (Avexa representations and warranties) the representations and warranties of Avexa under this agreement are true and correct in all material respects on the date of this deed and as at 8.00am on the Second Court Date;

(k)            (Progen representations and warranties) the representations and warranties of Progen under this agreement are true and correct in all material respects on the date of this deed and as at 8.00am on the Second Court Date;

(l)             (Deed Poll) between the date of this agreement and the date of sending the Scheme Booklet to Avexa Shareholders, Progen signs and delivers the Deed Poll; and

(m)           (change of control) prior to 8.00am on the Second Court Date, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument (other than an agreement or instrument the material terms of which were disclosed to Progen in the Avexa Data Room, before the date of this agreement) to which Avexa or any Subsidiary of Avexa is a party, or by or to which Avexa or any Subsidiary of Avexa or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of Avexa and its Subsidiaries taken as a whole, in:

(i)             any monies borrowed by Avexa or any Subsidiary of Avexa being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii)            any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii)           the interest of Avexa or any subsidiary of Avexa in any firm, joint venture, trust, corporation or other entity or asset (or any arrangements relating to such interest) being terminated or modified; or

(iv)          the business of Avexa or any Subsidiary of Avexa with any other person being adversely affected,

as a result of the acquisition of Avexa Shares by Progen.

3.2           Benefit of certain Conditions Precedent

A breach or non-fulfilment of Conditions Precedent may be waived:

(a)            (Progen’s benefit) in respect of the Conditions Precedent in clauses 3.1(c), (i)(ii), (j) and (m) which are for the sole benefit of Progen, by Progen giving its written consent;

(b)           (Avexa’s benefit) in respect of the Conditions Precedent in clauses 3.1(d), (e), (h), (i)(i), (k) and (l) which are for the sole benefit of Avexa, by Avexa giving its written consent; and

(c)            (both parties’ benefit) in respect of each other Condition Precedent in clause 3.1 (other than those in clauses 3.1(b) and (d) which cannot be waived) which are for the benefit of both parties, with the written consent of both parties.

A party entitled to waive the breach or non-fulfilment of a Condition Precedent under this clause 3.2 may do so in its absolute discretion, but a waiver may only occur before 8:00am on the Second Court Date.

3.3                                Waiver of Conditions Precedent

If either Avexa or Progen waives the breach or non-fulfilment of a Condition Precedent in accordance with this clause, then:

(a)                                   subject to subclause 3.3(b), that waiver precludes that party from suing the other for any breach of this agreement arising as a result of the breach or non-fulfilment of that Condition Precedent or arising from the same event which gave rise to the breach or non-fulfilment of that Condition Precedent; but

(b)                                  if the waiver of the Condition Precedent is itself conditional and the other party:

(i)                                    accepts the condition, the terms of that condition apply notwithstanding any inconsistency with subclause 3.3(a); or

(ii)                                 does not accept the condition, the Condition Precedent has not been waived.

3.4                                Reasonable endeavours

Each of Avexa and Progen agree to use reasonable endeavours to procure that:

(a)                                   each of the Conditions Precedent in clause 3.1:

(i)                                    is satisfied as soon as practicable after the date of this agreement; and

(ii)                                 continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b)                                  there is no occurrence that would prevent the Conditions Precedent in clause 3.1 being satisfied.

3.5                                Regulatory matters

Without limiting clause 3.4, each party:

(a)                                   (Regulatory Approvals) must promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time;

(b)                                  (representation) has the right to be represented and make submissions at any proposed meeting with any Regulatory Authority relating to any Regulatory Approval; and

(c)                                   (consultation) must consult with the other party in advance in relation to all communications (whether written or oral, and whether direct or via a Representative) with any Regulatory Authority relating to any Regulatory Approval (Communications) and, without limitation:

(i)                                    provide the other party with drafts of any material written Communications to be sent to a Regulatory Authority and make such amendments as the other party reasonably requires; and

(ii)                                 provide copies of any material written Communications sent to or received from a Regulatory Authority to the other party promptly upon despatch or receipt (as the case may be), in each case to the extent it is reasonable to do so.

3.6                                Notices in relation to Conditions Precedent

Each party must:

(a)                                   (notice of satisfaction) promptly notify the other of satisfaction of a Condition Precedent and must keep the other informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition Precedent;

(b)                                  (notice of failure) immediately give written notice to the other of a breach or non-fulfilment of a Condition Precedent, or of any event which will prevent a Condition Precedent being satisfied; and

(c)                                   (notice of waiver) upon receipt of a notice given under paragraph (b), give written notice to the other party as soon as possible (and in any event before 5.00pm on the day before the Second Court Date) as to whether or not it waives the breach or non-fulfilment of any Condition Precedent resulting from the occurrence of that event, specifying the Condition Precedent in question.

3.7                                Effect of waiver or non-fulfilment

A waiver of such breach or non-fulfilment in respect of one Condition Precedent does not constitute:

(a)                                   a waiver of the breach or non-fulfilment of any other Condition Precedent resulting from the same event; or

(b)                                  a waiver of the breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.8                                Consultation on failure of Condition Precedents

If:

(a)                                   there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this agreement by the time or date specified in this agreement for the satisfaction of the Condition Precedent;

(b)                                  there is an act, failure to act or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in this agreement for the satisfaction of the Condition Precedent (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this agreement); or

(c)                                   if the Scheme has not become Effective by the End Date,

then the parties must consult in good faith with a view to determining whether:

(d)                                  the Scheme may proceed by way of alternative means or methods;

(e)                                   to extend the relevant time for satisfaction of the Condition Precedent or to adjourn or change the date of an application to the Court; or

(f)                                     to extend the End Date.

3.9                                Failure to agree

If the parties are unable to reach agreement under clause 3.8 within 5 Business Days (or any shorter period ending at 5.00pm on the day before the Second Court Date):

(a)                                   subject to subclause (b), either party may terminate this agreement (and such termination is deemed to be made under clause 14.1(g)(i) and must be made in accordance with clause 14.2); or

(b)                                  if a Condition Precedent contained in clause 3.1 may be waived and exists for the benefit of one party only, that party only may waive that Condition Precedent or terminate this agreement (and such termination is deemed to be made under clause 14.1(g)(ii)and must be made in accordance with clause 14.2), in each case before 8.00am on the Second Court Date.  A party will not be entitled to terminate this agreement pursuant to this clause 3.9 if the relevant Condition Precedent has not been satisfied or agreement cannot be reached as a result of a breach of this agreement by that party.

3.10                         Regulatory Approval

A Regulatory Approval will be regarded as having been obtained notwithstanding that a condition or conditions may have been attached to that Regulatory Approval if the Regulatory Approval is for the benefit of:

(a)                                   both parties and that condition is reasonably satisfactory to Avexa and Progen; or

(b)                                  Progen and that condition is reasonably satisfactory to Progen.

4                                          Outline of Scheme

4.1                                Scheme

Subject to clause 3.1, on the Implementation Date:

(a)                                   all of the Avexa Shares held by Scheme Participants will be transferred to Progen; and

(b)                                  each Scheme Participant will be entitled to receive the Scheme Consideration.

4.2                                Scheme Consideration

(a)                                   Progen covenants in favour of Avexa (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to Progen of each Avexa Share held by a Scheme Participant, Progen will, on the Implementation Date, issue to each Scheme Participant a number of Progen Shares for each Avexa Share held by a Scheme Participant at the Record Date calculated by applying the Scheme Consideration Ratio.

(b)                                  Subject to paragraph (c), the Scheme Consideration Ratio is 0.078 Progen Shares (calculated prior to the Progen Capital Consolidation) for each Avexa Share.

(c)                                 If, on the second Business Day before the Second Court Date, the Progen Liquid Assets (plus the actual Buy Back Consideration if it is an outflow or a payable by that date) is less than $67.5 million, then the Scheme Consideration Ratio will be adjusted in accordance with Schedule 3.

(d)                                  If the Progen Capital Consolidation has been approved by Progen’s shareholders, Progen may implement the Progen Capital Consolidation on the Implementation Date (but not before the Scheme Consideration is paid to Scheme Participants), such that the Scheme Consideration Ratio as determined under paragraphs (b) and (c) will be adjusted in the same ratio as the Progen Capital Consolidation.

(e)                                   The number of Progen Shares to which a Scheme Participant is entitled will be rounded up or down to the nearest whole number of Progen Shares.  Fractional entitlements of less than 0.5 will be rounded down and fractional entitlements of 0.5 or more will be rounded up.

4.3                                Undertakings held as agent

Avexa acknowledges that the undertaking by Progen in clause 4.2 is given to Avexa in its capacity as agent for each Scheme Participant.

4.4                                Foreign Shareholders

Notwithstanding anything else in this Deed, Progen is not required to issue Progen Shares to any holders of Avexa Shares with registered addresses outside of:

(a)                                   Australia and New Zealand; or

(b)                                  any other jurisdiction in respect of which Progen agrees in its absolute discretion that it is lawful and reasonable to issue Progen Shares having regard to the regulatory and compliance obligations in that jurisdiction (noting that reasonable endeavours will be taken by Progen to include Canada subject to the parties agreeing any reasonable adjustment to provisions of this agreement relating to Progen Liquid Assets that are affected by the cost of compliance),

(together, Foreign Holders).  As part of the Scheme, the parties will agree and seek to have the Court approve arrangements for dealing with the Progen Shares that would otherwise be issued to Foreign Holders which will include those Progen Shares being issued to a nominee, the Progen Shares being sold and the proceeds less costs of sale being distributed pro rata to Foreign Holders.

4.5                             Avexa Options – offer by Progen

(a)                                   Avexa and Progen must use reasonable endeavours to ensure that, as soon as reasonably practicable, each Optionholder enters into a deed with Avexa and Progen in a form reasonably acceptable to Avexa and Progen (“Optionholder Deed”), under which the Optionholder agrees to cancel or transfer to Progen all of its Options, with effect from a date no later than the Effective Date, for the consideration set out in such Optionholder Deed (which may include the issue of a number of Progen options).

(b)                                  Avexa and Progen acknowledge that if Optionholders do not agree to enter into Optionholder deeds in respect of their options, then, subject to Scheme Implementation occurring, they intend to use the compulsory acquisition processes available under the Corporations Act to acquire any outstanding options.

4.6                                Avexa Options – Board approval

Avexa will procure that the Avexa Board gives all necessary approvals under the Avexa Employee or Executive Equity Plan for the transfer or cancellation of Avexa Options issued under that plan required under any Optionholder Deeds entered into pursuant to clause 4.5 and does all things and takes all actions requested by Progen in respect of the Avexa Options to give effect to the transfer or cancellation of those options in accordance with the terms of the relevant Optionholder Deed.

5                                          Co-operation and timing

5.1                                General obligations

Avexa and Progen must each:

(a)                                   use all reasonable endeavours and commit necessary resources (including management and the resources of external advisers); and

(b)                                  procure that its officers and advisers work in good faith and in a timely and co-operative fashion with the other party (including by attending meetings and by providing information) as required by this agreement, to produce the Scheme Booklet and implement the Scheme as soon as reasonably practicable and, to the extent practicable, in accordance with the Timetable.

5.2                                Access to people and information

Between the date of this agreement and the earlier of the Implementation Date and the date this agreement is terminated, both Progen and Avexa must:

(a)                                   from 2 January 2009, provide to the other fortnightly cashflow reports showing all cash inflows and outflows and updated anticipated cashflows to the Implementation Date;

(b)                                  as soon as reasonably practicable provide each other, and respective officers and advisers with any documents, records, and other information (subject to any existing confidentiality obligations owed to third parties, or applicable privacy laws) reasonably requested by the other party; and

(c)                                   provide each other, and respective officers and advisers with reasonable access to their officers and advisers which the other party reasonably requires,

in each case, for the purposes of:

(i)                                    understanding the other party’s financial position (including its cashflow and working capital position) and trading performance since 1 July 2008;

(ii)                                 understanding the other party’s current management control systems;

(iii)                              implementing the Scheme;

(iv)                             preparing for carrying on the business of Avexa following implementation of the Proposed Transaction; and

(v)                                any other purpose which is agreed in writing between the parties,

provided in every case that such access is reasonably necessary to Progen or Avexa, as relevant, and does not place an unreasonable burden on the ability of Avexa or Progen to run its business.

5.3                                Progen’s right to separate representation

Progen is entitled to separate representation at all Court proceedings relating to the Scheme.  Nothing in this agreement is to be taken to give Avexa any right or power to make or give undertakings to the Court for or on behalf of Progen.

6                                          Implementation obligations of the parties

6.1                                Avexa’s obligations

Avexa must take all reasonable steps to implement the Scheme as soon as is reasonably practicable and must:

(a)                                   (Scheme Booklet) subject to compliance by Progen with its obligations under clause 6.2, prepare a Scheme Booklet in accordance with clause 7.1;

(b)                                  (Avexa Information) ensure that the Avexa Information included in the Scheme Booklet complies with applicable law, the Listing Rules and applicable ASIC Regulatory Guides;

(c)                                   (Avexa Information for Progen) provide to Progen for inclusion in the Progen Notice of Meeting such of the Avexa Information as Progen reasonably requires to prepare and issue that notice of meeting, including information that may be required by any expert which may be appointed by Progen to give an opinion on the Bidder Buy Back;

(d)                                  (further Avexa Information) provide to Progen and Scheme Participants such further or new Avexa Information as may arise after the Scheme Booklet and the Progen Notice of Meeting has been sent until the date of the Scheme Meeting as may be necessary to ensure that the Avexa Information contained in the Scheme Booklet or the Progen Notice of Meeting is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission);

(e)                                   (Independent Expert) promptly appoint the Independent Expert and provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report for the Scheme Booklet;

(f)                                     (information to Independent Expert) promptly provide Progen with a complete copy of any information which it provides to the Independent Expert, unless that information was already made available to Progen, in which case Avexa will provide Progen with a list that specifically identifies the information provided to the Independent Expert;

(g)                                  (provide a copy of the report) on receipt, provide Progen with a copy of any draft or final report received from the Independent Expert;

(h)                                  (directors’ recommendation) state in the Scheme Booklet and the public announcement contemplated by clause 9.1 (on the basis of statements made to Avexa by each member of the Avexa Board) that each of the directors of the Avexa Board recommends to Scheme Participants that the Scheme be approved in the absence of a Superior Proposal and not make any public statement or take any other action which would suggest that the Scheme is not unanimously recommended by the Avexa Board, unless:

(i)                                    the Independent Expert opines that the Scheme is not in the best interest of Avexa Shareholders; or

(ii)                                 in relation to matters occurring after the date of this agreement, the Avexa Board obtains written advice from external legal advisers that compliance or continued compliance with this clause would involve a material risk of breach of their fiduciary duties or would be unlawful on any other basis (including because of a Superior Proposal);

(i)                                      (directors’ shareholding) state in the Scheme Booklet and the public announcement contemplated by clause 9.1 (on the basis of statements made to Avexa by each member of the Avexa Board) that each of the directors of the Avexa Board who hold Avexa Shares intend to vote to approve the Scheme in respect of the Avexa Shares they hold;

(j)                                      (Avexa funding) use reasonable endeavours to maintain its existing funding arrangements with financiers and to facilitate discussions between Progen and the financiers;

(k)                                   (directors’ voting) use its reasonable endeavours to procure that:

(i)                                    each member of the Avexa Board votes any Avexa Shares in which they have a Relevant Interest in favour of the Scheme and any other resolution submitted to Avexa Shareholders for their approval in connection with the Scheme; and

(ii)                                 each member of the Avexa Board does not change that voting intention,

unless:

(iii)                              a Superior Proposal arises; or

(iv)                             the Independent Expert opines that the Scheme is not in the best interests of Avexa Shareholders; or

(v)                                in relation to matters occurring after the date of this agreement, the Avexa Board obtains written advice from external legal advisers that compliance or continued compliance with this clause would involve a breach of their fiduciary duties; or

(vi)                             it would be unlawful on any other basis;

(l)                                      (Registry details) subject to the terms of the Scheme:

(i)                                    provide to Progen a copy of the Register, any substantial holder notices and responses to any tracing notices which it has received in order to assist Progen to solicit votes at the Scheme Meeting; and

(ii)                                 provide all necessary directions to the Registry to promptly provide any information that Progen reasonably and lawfully requests in relation to the Register, including any sub-register, and, where requested by Progen, Avexa must procure such information to be provided to Progen in such electronic form as is reasonably requested by Progen;

(m)                                (section 411(17)(b) statement) apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(n)                                  (Court application) apply to the Court for an order under section 411(1) of the Corporations Act directing Avexa to convene the Scheme Meeting;

(o)                                  (registration of explanatory statement) request ASIC to register the explanatory statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(p)                                  (send Scheme Booklet) send the Scheme Booklet to Avexa Shareholders as soon as practicable after the Court orders Avexa to convene the Scheme Meeting;

(q)                                  (Scheme Meeting) convene the Scheme Meeting in accordance with any such orders made by the Court and seek the approval of Avexa Shareholders for the Scheme and, for this purpose, the Managing Director and Chairman of Avexa must participate in reasonable efforts to promote the merits of the Scheme, including meeting with key Scheme Participants at the reasonable request of Progen;

(r)                                     (Certificate) provide the Court on the Second Court Date with a certificate confirming:

(i)                                    whether all the conditions in clause 3.1 have been satisfied or waived in accordance with the terms of this Agreement;

(ii)                                 whether between the date of this Agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition in clause 3.1 being satisfied by the Implementation Date;

(iii)                              whether it is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition in clause 3.1 being satisfied by the Implementation Date; and

(iv)                             that it will return to the Court for further orders if it appears likely that any condition in clause 3.1 may not be satisfied by the Implementation Date.

(s)                                   (Court order) apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(t)                                     (lodge) lodge with ASIC an office copy of any such Court order approving the Scheme as approved by the Avexa Shareholders at the

Scheme Meeting in accordance with section 411(10) of the Corporations Act;

(u)                               (registration) register all transfers of Avexa Shares to Progen on the Implementation Date, subject to Progen first complying with its obligations in clause 4.2;

(v)                               (listing) take all reasonable steps to maintain Avexa’s listing on ASX, notwithstanding any suspension of the quotation of Avexa Shares, up to and including the Implementation Date, including making appropriate applications to ASX and ASIC;

(w)                             (other steps) do all other things necessary to give effect to the Scheme and the orders of the Court approving the Scheme.

6.2                                Progen’s obligations

Progen must take all reasonable steps to assist Avexa to implement the Scheme as soon as reasonably practicable and in any event prior to the End Date, and must:

(a)                                   (Progen Information) provide to Avexa for inclusion in the Scheme Booklet such Progen Information as Avexa reasonably requires to prepare and issue the Scheme Booklet (including any information regarding Progen and its intentions required under the Corporations Act, Corporations Regulations, or ASIC Regulatory Guides 60 or 142);

(b)                                  (further Progen Information) provide to Avexa such further or new Progen Information as may arise after the Scheme Booklet has been sent until the date of the Scheme Meeting as may be necessary to ensure that the Progen Information contained in the Scheme Booklet is not, having regard to applicable disclosure requirements, false, misleading or deceptive in any material respect (including because of any material omission);

(c)                                   (Independent Expert information) provide any assistance or information reasonably requested by the Independent Expert in connection with the preparation of the Independent Expert’s report to be included in the Scheme Booklet;

(d)                                  (director’s recommendation) state in the public announcement contemplated by clause 9.1 (and as set out in Schedule 1) and in all other public statements or announcements that each of the directors of the Progen Board consider that the Proposed Transaction is in the best interests of Progen Shareholders unless in relation to matters occurring after the date of this agreement, the Progen Board obtains written advice from external legal advisers that compliance or continued compliance with this clause would involve a material risk of breach of their fiduciary duties or would be unlawful on any other basis;

(e)                                   (directors’ shareholding) state in the public announcement contemplated by clause 9.1 (and as set out in Schedule 1) and in all other public statements or announcements that each of the directors of the Progen Board intend to vote at the Progen General Meeting to approve the Proposed Transaction in respect of the Progen Shares they hold (unless the Progen Board obtains written advice from external legal advisers that compliance or continued compliance with this clause would involve a breach of their fiduciary duties or would be unlawful on any other basis);

(f)                                   (Progen funding) use reasonable endeavours to maintain its existing funding arrangements with financiers;

(g)                                (not appoint expert) not appoint its own expert to give an opinion on the Proposed Transaction (other than in respect of a Defeating Transaction), without the prior consent of Avexa, which consent will not be unreasonably withheld if the appointment is to satisfy the requirements of a Regulatory Authority, a court of competent jurisdiction or the Takeovers Panel;

(h)                                (Deed Poll) prior to the Scheme Booklet being sent to Avexa Shareholders, sign and deliver the Deed Poll; and

(i)                                    (send notice of meeting) send the Progen Notice of Meeting and any other information required to be sent to Progen’s shareholders to convene the Progen General Meeting;

(j)                                    (Progen General Meeting) convene the Progen General Meeting in accordance with the Corporations Act and Progen’s constitution and seek the approval of Progen’s shareholders for the Proposed Transaction by ordinary resolution and, for this purpose, the Managing Director and Chairman of Progen must participate in reasonable efforts to promote the merits of the Proposed Transaction, including meeting with key Progen shareholders at the reasonable request of Avexa;

(k)                                 (Certificate) provide the Court on the Second Court Date with a certificate confirming:

(i)                                    whether all the conditions in clause 3.1 have been satisfied or waived in accordance with the terms of this Agreement;

(ii)                                 whether between the date of this Agreement and the Second Court Date anything has occurred which would, or would be likely to, prevent any condition in clause 3.1 being satisfied by the Implementation Date;

(iii)                              whether it is aware of any matter, circumstance or event which would prevent or would be reasonably likely to prevent any condition in clause 3.1 being satisfied by the Implementation Date; and

(iv)                             that it will return to the Court for further orders if it appears likely that any condition in clause 3.1 may not be satisfied by the Implementation Date.

6.3                                Appointment/retirement of Avexa directors and Progen directors

As soon as practicable after the Second Court Date and on a date or dates to be agreed by Progen but no later than the Implementation Date, each party must use their respective  reasonable endeavours and exercise their respective powers to:

(a)                                   cause the appointment of the Avexa Incoming Directors to the Progen Board;

(b)                                  subject to there being the minimum number of directors required for a public company, procure that each of the Avexa Outgoing Directors retire from the Avexa Board and provide written notice to the effect that they have no claim outstanding for loss of office, remuneration or otherwise against Avexa;

(c)                                   cause the appointment of the Progen Incoming Directors to the Avexa Board;

(d)                                  procure that each of the Progen Outgoing Directors retire from the Progen Board and provide written notice to the affect they have no claim outstanding for loss of office, remuneration or otherwise against Progen.

6.4                                Progen EGM and changes of directors

Avexa acknowledges that the Progen EGM may result in changes to the Progen Board.  If before the Implementation Date changes occur in the Progen Board or the Avexa Board for any reason other than performance of clause 6.3, then Progen and Avexa must discuss in good faith any adjustment required to:

(a)                                   the identity of the Progen Incoming Directors and the Progen Outgoing Directors, but for the avoidance of doubt the relative number of directors of the Progen Board after the Implementation Date who were not directors of Avexa will be no more than three; and

(b)                                  the identity of the Avexa Incoming Directors and the Avexa Outgoing Directors, but for the avoidance of doubt the relative number of directors of the Avexa Board after the Implementation Date who were not directors of Progen will be no less than four.

7                                          Scheme Booklet

7.1                                Preparation

Without limiting clauses 6.1 or 6.2:

(a)                                   (preparation): Avexa is generally responsible for the preparation of the Scheme Booklet but will provide drafts to and consult with Progen in accordance with clause 7.2;

(b)                                  (compliance) Avexa must take all reasonable steps to endeavour to ensure that the Scheme Booklet:

(i)                                      complies with the requirements of:

(A)                               the Corporations Act and Corporations Regulations;

(B)                                 ASIC Regulatory Guide 60;

(C)                                 ASIC Regulatory Guide 142;

(D)                                the Listing Rules; and

(ii)                                   is not, having regard to applicable disclosure requirements, misleading or deceptive in any material respect (including because of any material omission);

(c)                                   (Progen to cooperate) Progen must take all reasonable steps to cooperate with Avexa to assist and ensure that Avexa can comply with clause 7.1(b).

7.2                                Content of Scheme Booklet

Avexa must:

(a)                                   (consult Progen):

(i)                                    provide to Progen a draft of the Scheme Booklet for the purpose of enabling Progen to review and comment on that draft document and which allows Progen to have a reasonable amount of time to so review and comment;

(ii)                                 take the comments made by Progen into account in good faith when producing a revised draft of the Scheme Booklet; and

(iii)                              provide to Progen a revised draft of the Scheme Booklet within a reasonable time before the Regulator’s Draft is finalised and to enable Progen to review the Regulator’s Draft at least 1 Business Day before its submission;

(b)                                  (amend Scheme Booklet) implement such changes to those parts of the Scheme Booklet relating to Progen which are provided in accordance with clause 7.2(a) as reasonably requested by Progen and prior to finalising the Regulator’s Draft;

(c)                                   (Regulatory Review Period) during the Regulatory Review Period:

(i)                                    promptly provide to Progen, and include in a revised draft of the Scheme Booklet, any new information not included in the Regulator’s Draft which is required by the Corporations Act, Corporations Regulations, ASIC Regulatory Guides 60 or 142 or the Listing Rules to be included in the Scheme Booklet; and

(ii)                                 keep Progen informed of any matters raised by ASIC in relation to the Scheme Booklet and use all reasonable endeavours, in co-operation with Progen, to resolve any such matters; and

(d)                                  (Progen Information) obtain approval from Progen for the form and context in which the Progen Information appears in the Scheme Booklet.

Progen must consult with Avexa as to the content of the Progen Information.

7.3                                Progen information

Progen:

(a)                                   acting reasonably, will provide its consent to the inclusion of the Progen Information in the Scheme Booklet; and

(b)                                  acknowledges that:

(i)                                  it is responsible for ensuring that the Progen Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and that Avexa will not verify or edit that information in the Scheme Booklet; and

(ii)                               the Scheme Booklet will state that Progen is responsible for the Progen Information.

7.4                                Content of Progen Notice of Meeting

Progen must:

(a)                                   (consult Avexa):

(i)                                  provide to Avexa a draft of the Progen Notice of Meeting for the purpose of enabling Avexa to review and comment on that draft document and which allows Avexa to have a reasonable amount of time to so review and comment;

(ii)                               take the comments made by Avexa into account in good faith when producing a revised draft of the Progen Notice of Meeting; and

(b)                                  (amend Progen Notice of Meeting) implement such changes to those parts of the Progen Notice of Meeting relating to Avexa which are provided in accordance with clause 7.4(a) as reasonably requested by Avexa and prior to finalising the Progen Notice of Meeting;

(c)                                   (Avexa Information) obtain approval from Avexa for the form and context in which the Avexa Information appears in the Progen Notice of Meeting.

7.5                                Avexa information

Avexa:

(a)                                   acting reasonably, will provide its consent to the inclusion of the Avexa Information in the Progen Notice of Meeting; and

(b)                                  acknowledges that:

(i)                                      it is responsible for ensuring that the Avexa Information is not misleading or deceptive in any material respect (whether by omission or otherwise) and that Progen will not verify or edit that information in the Progen Notice of Meeting; and

(ii)                                   the Progen Notice of Meeting will state that Avexa is responsible for the Avexa Information.

7.6                                Disagreement on content

If Progen and Avexa disagree on the form or content of the Scheme Booklet or the Progen Notice of Meeting, they must consult in good faith to try to settle an agreed form of the Scheme Booklet or Progen Notice of Meeting.  If complete agreement is not reached after reasonable consultation, then:

(a)                                   if the disagreement relates to the form or content of the Progen Information contained in the Scheme Booklet or Progen Notice of Meeting, Avexa or Progen, as the case may be, will make such amendments as Progen acting in good faith reasonably requires;

(b)                                  if the disagreement relates to the form or content of information relating to Avexa in the Scheme Booklet or Progen Notice of Meeting, Avexa or Progen, as the case may be, will make such amendments as Avexa acting in good faith reasonably requires; and

(c)                                   if the dispute relates to any other matter it shall be referred to senior counsel (such counsel to be acceptable to both parties or, failing such acceptance, as nominated by the President of the Victorian Bar Association).  The opinion of that senior counsel will be final and binding on the parties.  The senior counsel will act as an expert and not as an arbitrator.  The parties will share equally the costs of the senior counsel including any amount on account of GST.

7.7                                Verification

Each party must undertake appropriate verification processes for the information supplied by that party for the Scheme Booklet or Progen Notice of Meeting.

8                                          Conduct of business

8.1                                Overview

From the date of this agreement up to and including the Implementation Date, each of Avexa and Progen must conduct their respective businesses in the ordinary and proper course, materially consistent with the intent of the business plans and budgets made public or disclosed to each other prior to the date of this agreement and in substantially the same manner as previously conducted.

8.2                                Specific obligations

Without limiting clause 8.1 and other than with the prior approval of the other party (which approval must not be unreasonably withheld or delayed) or as required by this agreement, Avexa and Progen must, during the period contemplated by clause 8.1, use all reasonable endeavours to:

(a)                                   (business and assets) maintain the condition of its business and assets;

(b)                                  (officers and employees) keep available the services of its officers and employees;

(c)                                   (relationships) preserve its relationships with customers, suppliers, licensors, licensees, joint venturers and others with whom it has business dealings; and

(d)                                  (change of control provisions) identify any change of control or similar provisions in any significant contracts or any joint venture documentation and obtain the consents of relevant persons who have rights in respect of those contracts to the transactions contemplated by the Proposed Transaction, and Avexa must use all reasonable endeavours to not expend funds during the period contemplated by clause 8.1 other than in accordance with its operating budget provided to Progen in the Avexa Data Room (and excluding the impact on that budget of exchange rate movements and costs associated with the apricitabine (ATC) trials or the ATC extension study associated with the ATC Phase IIb trial, which were not known at the time of the agreement or at the time of preparation of that budget).

8.3                                Prohibited actions

Other than with the prior approval of the other party (which approval must not be unreasonably withheld or delayed) or as required by this agreement, each of Avexa and Progen must not, during the period referred to in clause 8.1:

(a)                                   (employment agreements) increase the remuneration of or pay any bonus (other than in accordance with existing arrangements and in the ordinary course) or issue any securities, options or rights to, or otherwise vary the employment agreements with, any of its directors or employees;

(b)                                  (accelerate rights) accelerate the rights of any of its directors or employees to benefits of any kind, other than as provided for in an existing contract or the terms of issue of Avexa Options or Progen Options in place as at the date of this agreement which has been disclosed to the other party;

(c)                                   (termination payments) pay a director, executive or employee a termination or retention payment, other than as provided for in an existing contract in place as at the date of this agreement which has been disclosed to the other party;

(d)                                  (financial arrangements) amend in any material respect any arrangement with its financial advisers in respect of the transactions contemplated by this agreement;

(e)                                   (dividends) announce, declare or pay any dividends;

(f)                                     (Prescribed Event) take any action which would be reasonably expected to give rise to a Prescribed Event in respect of itself;

(g)                                  (information technology) take any action in respect of its information technology systems which would have a materially adverse impact on those systems;

(h)                                  (commitments and settlements) ensure that neither it or any of its Subsidiaries:

(i)                                   enters into any contract or commitment involving revenue or expenditure of more than $100,000 over the term of the contract or commitment;

(ii)                                terminates or amends in a material manner any contract material to the conduct of its business or which involves revenue or expenditure of more than $100,000 over the term of the contract (for the avoidance of doubt, the Shire Agreement is material to the conduct of the Avexa Group’s business]);

(iii)                             waives any material third party default; or

(iv)                            accepts as a settlement or compromise of a material matter (relating to an amount in excess of $100,000) less than the full compensation due to it or a Subsidiary of it; or

(i)                                      (agreement) agree to do any of the matters set out above.

8.4                                Permitted actions

Any restriction on conduct which is imposed in clause 8.3 does not apply to the extent that:

(a)                                   the conduct, or the intention to carry out the conduct, was announced to ASX or fully and fairly disclosed to the other party prior to the date of this agreement;

(b)                                  the conduct is undertaken in accordance with any obligations of Avexa or the Progen under this agreement;

(c)                                   Avexa or Progen enters into or renews a customer contract in the ordinary course of business on commercial terms; or

(d)                                  the conduct relates to the Progen Buy Back or the Progen Capital Consolidation.

9                                          Public announcements

9.1                                Public announcement of Scheme

Immediately after signing this agreement, Avexa and Progen will issue a joint public announcement of the Proposed Transaction in the form contained in Schedule 1.

9.2                                Required disclosure

Where a party is required by law, the Listing Rules or a memorandum of understanding with a Regulatory Authority to make any announcement or make any disclosure relating to a matter the subject of the Proposed Transaction, it may do so only after it has given the other party as much notice as possible and has consulted to the fullest extent possible in the circumstances with the other party and its legal advisers, in each case subject to Avexa’s legal disclosure obligations.

9.3                                Other announcements

Subject to clauses 9.1 and 9.2, no party may make any public announcement or disclosure in connection with the Proposed Transaction (including disclosure to a Regulatory Authority) other than in a form approved by each party (acting reasonably).  Each party will use all reasonable endeavours to provide such approval as soon as practicable.

10                                   Court proceedings

10.1                         Appeal process

If the Court refuses to make orders convening the Scheme Meeting or approving the Scheme, Progen and Avexa must consult with each other in good faith to consider whether to appeal the Court’s decision. Avexa will not have any obligation to appeal the Court’s decision:

(a)                                   unless the parties agree (acting reasonably) and Queen’s Counsel or Senior Counsel representing that party in relation to the Scheme indicates that, in their opinion, an appeal would likely have more than a 50% prospect of success; or

(b)                                  if there is, in the bona-fide view of the Avexa Board, a Superior Proposal which should be recommended in preference to the Scheme,

in which case either party may terminate this agreement in accordance with clause 14.1(f)(iii).

10.2                         Defence of proceedings

Each of Progen and Avexa must vigorously defend, or must cause to be vigorously defended, any lawsuits or other legal proceeding brought against it (or any of its Subsidiaries) challenging this agreement or the completion of the Proposed Transaction.  Neither Progen nor Avexa will settle or compromise (or permit any of its Subsidiaries to settle or compromise) any claim brought in connection with this agreement without the prior written consent of the other, such consent not to be unreasonably withheld.

10.3                         Costs

Any costs incurred as a result of the operation of this clause 10 will be borne equally by each party.

11                                   Exclusivity obligation

11.1                         Avexa - no solicitation and no talk

During the Exclusivity Period, Avexa must ensure that neither it nor any of its employees, officers, advisers or agents directly or indirectly:

(a)                                   solicit or initiate or invite or encourage any discussions, enquiries, negotiations, proposals or offers from any person concerning or in connection with or which may reasonably be expected to lead to a Competing Transaction;

(b)                                  participate in any discussions, enquiries, negotiations, proposals or offers from any person concerning or in connection with or which may reasonably be expected to lead to a Competing Transaction, whether or not solicited, initiated, invited or encouraged by Avexa; or

(c)                                   communicate to any person an intention to do any of those things.

11.2                         Avexa - warranty and representation

Avexa represents and warrants to Progen that Avexa has ceased or will cease any negotiations or discussions which it has, before the date of this agreement, been holding in respect of any Competing Transaction.

11.3                         Avexa - notification of approaches

During the Exclusivity Period, Avexa must notify Progen promptly if Avexa becomes aware of:

(a)                                   any Competing Transaction;

(b)                                  any approach, inquiry or proposal made to, and any attempt or any intention on the part of any person to continue any negotiations or discussions with Avexa or any of its employees, officers, advisers or agents with respect to, or that could reasonably be expected to lead to, any Competing Transaction, whether unsolicited or otherwise;

(c)                                   any request for information (or any attempt or intention on the part of any person to request information) relating to Avexa or any of its related entities or any of their businesses or operations or any request for access to the books or records of Avexa or its related entities which Avexa has reasonable grounds to suspect may relate to a current or future Competing Transaction;

(d)                                  any breach of this clause 11.3; and

(e)                                   any provision by Avexa or any of its employees, officers, advisers or agents of any information relating to Avexa or any of its related entities or any of their businesses or operations to any person in connection with or for the purposes of a current or future Competing Transaction.

A notice given under this clause 11.3 must be accompanied by all relevant details of the relevant event, including the identity of the person or persons taking any action referred to in paragraphs (b) or (c) above and the terms and conditions of any Competing Transaction or any proposed Competing Transaction, to the extent known.

11.4                         Avexa - limitations on obligations

Nothing in this clause 11:

(a)                                   requires Avexa to perform any obligation which, after receiving written advice from external legal advisers, would in the opinion of Avexa Board:

(i)                               involve a breach of the fiduciary duties owed by any Avexa director; or

(ii)                            would otherwise be unlawful;

(b)                                  restricts Avexa or the Avexa Board from taking or refusing to take any action with respect to a bona fide written proposal for a Competing Transaction (which was not solicited, invited, encouraged or initiated by Avexa or the Avexa Board in contravention of clause 11.1) provided that the Avexa Board has determined, in good faith, and after taking advice from its legal and financial advisors, that such bona fide Competing Transaction is a Superior Proposal; or

(c)                                   prevents Avexa or any of its employees, officers and agents from in the ordinary course of business:

(i)                               providing information to Regulatory Authorities; or

(ii)                            continuing to make normal presentations to brokers, portfolio investors and analysts.

11.5                         Progen - no solicitation and no talk

During the Exclusivity Period, Progen must ensure that neither it nor any of its employees, officers, advisers or agents directly or indirectly:

(a)                                   solicit or initiate or invite or encourage any discussions, enquiries, negotiations, proposals or offers from any person concerning or in connection with or which may reasonably be expected to lead to a Defeating Transaction;

(b)                                  participate in any discussions, enquiries, negotiations, proposals or offers from any person concerning or in connection with or which may reasonably be expected to lead to a Defeating Transaction, whether or not solicited, initiated, invited or encouraged by Progen; or

(c)                                   communicate to any person an intention to do any of those things.

11.6                         Progen - warranty and representation

Progen represents and warrants to Avexa that Progen has ceased or will cease any negotiations or discussions which it has, before the date of this agreement, been holding in respect of any Defeating Transaction.

11.7                         Progen - notification of approaches

During the Exclusivity Period, Progen must notify Avexa promptly if Progen becomes aware of:

(a)                                   any Defeating Transaction;

(b)                                  any approach, inquiry or proposal made to, and any attempt or any intention on the part of any person to continue any negotiations or discussions with Progen or any of its employees, officers, advisers or agents with respect to, or that could reasonably be expected to lead to, any Defeating Transaction, whether unsolicited or otherwise;

(c)                                   any request for information (or any attempt or intention on the part of any person to request information) relating to Progen or any of its related entities or any of their businesses or operations or any request for access to the books or records of Progen or its related entities which Progen has reasonable grounds to suspect may relate to a current or future Defeating Transaction;

(d)                                  any breach of this clause 11.7; and

(e)                                   any provision by Progen or any of its employees, officers, advisers or agents of any information relating to Progen or any of its related entities or any of their businesses or operations to any person in connection with or for the purposes of a current or future Defeating Transaction.

A notice given under this clause 11.7 must be accompanied by all relevant details of the relevant event, including the identity of the person or persons taking any action referred to in paragraphs (b) or (c) above and the terms and conditions of any Defeating Transaction or any proposed Defeating Transaction Proposal, to the extent known.

11.8                         Progen - limitations on obligations

Nothing in this clause 11:

(a)                                   requires Progen to perform any obligation which, after receiving written advice from external legal advisers, would in the opinion of Progen Board:

(i)                               involve a breach of the fiduciary duties owed by any Progen director; or

(ii)                            would otherwise be unlawful; or

(b)                                  prevents Progen or any of its employees, officers and agents from in the ordinary course of business:

(i)                               providing information to Regulatory Authorities; or

(ii)                            continuing to make normal presentations to brokers, portfolio investors and analysts.

12                                   Break fee

12.1                         Background

This clause 12 has been agreed in circumstances where:

(a)                                 Progen and Avexa believe that the Proposed Transaction will provide significant benefits to Progen, Avexa and their respective shareholders, and Progen and Avexa acknowledge that, if they enter into this agreement and the Scheme is subsequently not implemented for a reason set out in this clause 12, then Progen and Avexa will have incurred significant costs;

(b)                                Progen requested that provision be made for the payments outlined in clause 12.2, without which Progen would not have entered into this agreement;

(c)                                 Avexa requested that provision be made for the payments outlined in clause 12.3, without which Avexa would not have entered into this agreement;

(d)                                each party’s directors believe that it is appropriate for their entity to agree to the payments referred to in this clause 12 to secure each party’s participation in the Proposed Transaction; and

(e)                                 each party’s directors have received legal advice on this agreement and the operation of this clause 12.

12.2                         Payment by Avexa to Progen

Avexa agrees to pay to Progen $500,000 if the Proposed Transaction does not proceed because:

(a)                                 (Competing Transaction) on or before the End Date a Competing Transaction completes, or is recommended by the Avexa Board and has been the subject of a public announcement;

(b)                                (change of recommendation) any one or more directors of Avexa fail to recommend the Scheme or withdraw their recommendation except if such Avexa director or directors change their recommendation following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of Avexa Shareholders other than because of a Competing Transaction;

(c)                                 (Avexa Board recommendation) the Avexa Board, as a whole, fails to recommend the Scheme or withdraws its recommendation at any time prior to the Implementation Date (except if such Avexa director or directors change their recommendation following the receipt of the report of the Independent Expert where that report states that in the opinion of the Independent Expert the Scheme is not in the best interests of Avexa Shareholders other than because of a Competing Transaction);

(d)                                (Director voting) any director of Avexa does not exercise any votes attached to any Avexa Shares which he or she holds or controls in favour of the Scheme at the Scheme Meeting;

(e)                                   (material breach) Progen validly terminates this agreement in accordance with clause 14.1(b)(iii);

(f)                                     (Superior Proposal) of a Superior Proposal (notwithstanding any other provision of this clause 12.2); or

(g)                                  (Prescribed Event) all of the following are satisfied:

(i)                                    a Prescribed Event occurs in respect of Avexa prior to 8.00am on the Second Court Date; and

(ii)                                 this agreement is terminated in accordance with clause 14; and

(iii)                              all of the following apply in relation to the Prescribed Event:

(A)                              the prevention of the Prescribed Event was within the reasonable control of Avexa; and

(B)                                had the Prescribed Event occurred prior to the date of this agreement, the Prescribed Event might reasonably be expected to have resulted in Progen not entering into this agreement; and

(C)                                Avexa has failed to rectify the Prescribed Event within 10 Business Days or such shorter period expiring at 8.00am on the Second Court Date after receipt of notice from Progen requiring Avexa to do so.

12.3                         Payment by Progen to Avexa

Progen agrees to pay to Avexa $500,000 if the Proposed Transaction does not proceed because:

(a)                                   (Defeating Transaction) on or before the End Date a Defeating Transaction completes, or is recommended by the Progen Board and has been the subject of a public announcement;

(b)                                  (change of recommendation) any one or more directors of Progen at any time prior to the Implementation Date fail to recommend the Proposed Transaction to Progen’s shareholders or withdraw their recommendation except if such Progen director or directors change their recommendation following the receipt of a report on the Proposed Transaction of an independent expert appointed by Progen with the consent of Avexa under clause 6.2(g) where that report states that in the opinion of the independent expert the Proposed Transaction is not in the best interests of Progen’s shareholders other than because of a Defeating Transaction;

(c)                                   (Progen Board recommendation) the Progen Board, as a whole, fails to recommend the Scheme or withdraws its recommendation at any time prior to the Implementation Date (except if such Progen director or directors change their recommendation following the receipt of a report on the Proposed Transaction of an independent expert appointed by Progen with the consent of Avexa under clause 6.2(g) where that report states that in the opinion of the independent expert the Proposed Transaction is not in the best interests of Progen’s shareholders other than because of a Defeating Transaction);

(d)                                  (Director voting) any director of Progen does not exercise any votes attached to any Progen Shares which he or she holds or controls in favour of the Proposed Transaction at the Progen General Meeting;

(e)                                   (Progen Outgoing Directors) any one or more of the Progen Outgoing Directors has not provided an irrevocable notice of resignation to Progen, and/or the Progen Board has not accepted those resignations, both in accordance with clause 3.1(d), by 8.00am on the Second Court Date;

(f)                                     (Avexa Incoming Directors) the Progen Board, by 8.00am on the Second Court Date, does not resolve to appoint each of the Avexa Incoming Directors to the Progen Board (conditional on the Scheme Implementation occurring and where each Avexa Incoming Director has provided its consent to act), in accordance with clause 3.1(e);

(g)                                  (Progen meetings) Progen terminates this agreement because of the failure of the condition in clause 3.1(c);

(h)                                  (material breach) Avexa validly terminates this agreement in accordance with clause 14.1(b)(iii);

(i)                                      (Prescribed Event) all of the following are satisfied:

(i)                                      a Prescribed Event occurs in respect of Progen prior to 8.00am on the Second Court Date; and

(ii)                                   this agreement is terminated in accordance with clause 14; and

(iii)                                all of the following apply in relation to the Prescribed Event:

(A)                                the prevention of the Prescribed Event was within the reasonable control of Progen; and

(B)                                 had the Prescribed Event occurred prior to the date of this agreement, the Prescribed Event might reasonably be expected to have resulted in Avexa not entering into this agreement; and

(C)                                 Progen has failed to rectify the Prescribed Event within 10 Business Days or such shorter period expiring at 8.00am on the Second Court Date after receipt of notice from Avexa requiring Progen to do so.

12.4                         No amount payable if Scheme becomes Effective

Notwithstanding the occurrence of any event under clauses 12.2 or 12.3, no amount is payable under clause 12.2 or clause 12.3 if the Scheme becomes Effective.

12.5                         Timing of payment

A party must pay the other party an amount referred to in clause 12.2 or 12.3 within 10 Business Days of receipt by the paying party of a demand for payment from the recipient party.

12.6                         Nature of payment

An amount payable under clauses 12.2 or 12.3 is an amount to compensate the recipient for:

(a)                                   advisory costs (including costs of advisers other than success fees);

(b)                                  costs of management and directors’ time; and

(c)                                   out-of-pocket expenses,

but is without prejudice to and does not limit any rights which:

(d)                                  Progen or any Progen Indemnified Party may have against Avexa; or

(e)                                   Avexa or any Avexa Indemnified Party may have against Progen.

12.7                         Compliance with law

If it is finally determined following the exhaustion of all reasonable avenues of appeal to the Takeovers Panel or a Court that all or any part of the amount payable under clauses 12.2 or 12.3:

(a)                                   is unlawful;

(b)                                  involves a breach of the duties of the paying party’s directors; or

(c)                                   constitutes unacceptable circumstances within the meaning of the Corporations Act,

then the paying party’s obligation to pay the amount payable under clauses 12.2 or 12.3,  does not apply and if the recipient party has received any part of the payment due under clauses 12.2 or 12.3, it must refund it within ten Business Days of such final determination.

12.8                         Survival

Any accrued obligations under this clause survive termination of this agreement.

13                                   Representations and warranties

13.1                         Avexa’s representations and warranties

Avexa represents and warrants to Progen (on its own behalf and separately as trustee or nominee for each of Progen’s directors) that:

(a)                                   (incorporation) it is a valid existing corporation registered under the laws of its place of incorporation;

(b)                                  (execution) the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Avexa;

(c)                                   (corporate power) it has full corporate power and lawful authority to execute and deliver this agreement and to consummate and perform or cause to be performed its obligations under this agreement in accordance with its terms;

(d)                                  (binding obligations) (subject to laws generally affecting creditors’ rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it;

(e)                                   (Avexa Information) the Avexa Information provided in accordance with this agreement and included in the Scheme Booklet or Progen Notice of Meeting, as at the date of the Scheme Booklet or Progen Notice of Meeting, will comply in all material respects with the requirements of the Corporations Act, the Listing Rules and all relevant regulatory guides and other guidelines and requirements of ASIC;

(f)                                     (reliance) the Avexa Information contained in the Scheme Booklet and Progen Notice of Meeting will be included in good faith and on the understanding that Progen and its directors will rely on that information for the purposes of considering and approving the Progen Information in the Scheme Booklet and Progen Notice of Meeting before they are despatched, approving the entry into the Deed Poll and implementing the Scheme;

(g)                                  (further information) Avexa will, as a continuing obligation, provide to Progen all such further or new information which may arise after the date of the Scheme Booklet or Progen Notice of Meeting until the date of the Scheme Meeting which may be necessary to ensure that there would be no breach of clause 13.1(e) if it applied as at the date upon which that information arose;

(h)                                  (disclosure) Avexa has not deliberately withheld any information from Progen of which Avexa is aware as at the date of this agreement in respect of any event, occurrence or matter affecting it (which is not already in the public domain) which would constitute a Prescribed Event or would result in a Prescribed Event occurring;

(i)                                      (continuous disclosure) Avexa is not in breach of its continuous disclosure obligations under the Listing Rules and is not relying on the carve-out in Listing Rule 3.1A to withhold any information from disclosure which has not been disclosed to Progen or which it believes would result in a Prescribed Event occurring;

(j)                                      (complete and accurate) all the information provided to Progen by Avexa in connection with this agreement, whether under due diligence or not, has been prepared and provided in good faith;

(k)                                   (opinions) any statement of opinion or belief contained in the Avexa Information is honestly held;

(l)                                      (provision of information to Independent Expert) all information provided by or on behalf of Avexa to the Independent Expert to enable the Independent Expert’s report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s report;

(m)                                (securities) Avexa’s issued securities as at the date of this agreement are:

(i)                                      424,675,014 Avexa Shares; and

(ii)                                   21,390,000 Avexa Options,

and it has not issued or agreed to issue any other securities or instruments which are still outstanding and which may convert into Avexa Shares; and

(n)                                  (no encumbrances) except as disclosed to Progen prior to the date of this agreement, there is no Encumbrance over all or a substantial part of its assets or revenues; and

(o)                                  (intellectual property) Avexa or its Subsidiaries own or has licensed to it all intellectual property rights necessary to enable the Avexa Group to conduct its business in the manner in which it is conducted, including the development and commercialisation of intellectual property rights associated with apricitabine, and is not aware of any activities of the Avexa Group which infringe or are likely to infringe any intellectual property rights of a third party and no substantive claim (excluding any claim Avexa considers, acting reasonably, is without merit) alleging such an infringement has been made or threatened.

13.2                         No representation made on economic or future matters

Neither Avexa nor any of its representatives make any representation or warranty in relation to the achievability of:

(a)                                   any economic, fiscal or other interpretations or evaluations by Avexa or its representatives; or

(b)                                  future matters, including future or forecast costs, prices, revenues or profits.

13.3                         Avexa’s indemnity

Avexa indemnifies the Progen Indemnified Parties against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 13.1 not being true and correct except to the extent that such Losses were contributed to by any breach by Progen of any of the representations, warranties and undertakings in clause 13.5 or fraud or wilful misconduct by the Progen Indemnified Party.

13.4                         Avexa warranty certificate

Avexa must provide to Progen by 5.00pm on the Business Day immediately prior to the Second Court Date a certificate signed by a director of Avexa and made in accordance with a resolution of the Avexa Board stating, as at that date, that the representations or warranties given by Avexa in clause 13.1 remain true and accurate or, if any such representation or warranty is not true and accurate as at that date, providing complete particulars of the facts and matters which make the representation or warranty untrue or inaccurate.

13.5                         Progen’s representations and warranties

Progen represents and warrants to Avexa (on its own behalf and separately as trustee or nominee for each of Avexa’s directors) that:

(a)                                   (incorporation) it is a valid existing corporation registered under the laws of its place of incorporation;

(b)                                  (execution) the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Progen;

(c)                                   (corporate power) it has full corporate power and lawful authority to execute and deliver this agreement and to consummate and perform or cause to be performed its obligations under this agreement in accordance with its terms;

(d)                                  (binding obligations) (subject to laws generally affecting creditors’ rights and the principles of equity) this agreement constitutes legal, valid and binding obligations on it;

(e)                                   (solvency) it is not Insolvent and will not become Insolvent as a result of performing its obligations under this agreement;

(f)                                     (reliance) the Progen Information provided to Avexa for inclusion in the Scheme Booklet will be provided in good faith and on the understanding that Avexa and its directors will rely on that information for the purposes of preparing the Scheme Booklet and proposing and implementing the Scheme in accordance with the Corporations Act;

(g)                                  (Progen Information) the Progen Information provided in accordance with this agreement and included in the Scheme Booklet or which is included in the Progen Notice of Meeting, as at the date of the Scheme Booklet or Progen Notice of Meeting, will not contain any material statement which is misleading or deceptive nor contain any material omission having regard to applicable disclosure requirements;

(h)                                  (disclosure) Progen has not deliberately withheld any information from Avexa of which Progen is aware as at the date of this agreement in respect of any event, occurrence or matter affecting it (which is not already in the public domain) which would constitute a Prescribed Event or would result in a Prescribed Event occurring;

(i)                                      (complete and accurate) all the information provided to Avexa by Progen in connection with this agreement has been prepared and provided in good faith;

(j)                                      (further information) Progen will, as a continuing obligation, provide to Avexa all such further or new information which may arise after the date of the Scheme Booklet until the date of the Scheme Meeting which may be necessary to ensure that there would be no breach of clause 13.5(g) if it applied as at the date on which that information arose;

(k)                                   (opinions) any statement of opinion or belief contained in the Progen Information is honestly held; and

(l)                                    (provision of information to Independent Expert) all information provided by or on behalf of Progen to the Independent Expert to enable the Independent Expert’s report to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that the Independent Expert will rely upon that information for the purpose of preparing the Independent Expert’s report.

13.6                         Progen’s indemnity

Progen indemnifies the Avexa Indemnified Parties against all Losses incurred directly or indirectly as a result of any of the representations and warranties in clause 13.5 not being true and correct except to the extent that such Losses were contributed to by any breach by Avexa of any of the representations, warranties and undertakings in clause 13.1 or fraud or wilful misconduct by the Avexa Indemnified Party.

13.7                         Progen warranty certificate

Progen must provide to Avexa by 5.00pm on the Business Day immediately prior to the Second Court Date a certificate signed by a director of Progen and made in accordance with a resolution of the Progen Board stating, as at that date, that the representations and warranties given by Progen in clause 13.5 remain true and accurate or, if any such representation or warranty is not true and accurate as at that date, providing complete particulars of the facts and matters which make the representation or warranty untrue or inaccurate.

13.8                         Limitation on claims

Despite anything else in this agreement, a party will not make any claim against any officer of the other party for breach of any representation or warranty in this clause 13, and releases each officer of the other party from liability in respect of such a breach, other than where the breach involves the officer’s fraud, wilful misconduct or knowing withholding of material information which is required to be provided to the party under this agreement.

14                                   Termination

14.1                         Termination events

Without limiting any other provision of this agreement (including clauses 3.9 and 10.1), this agreement may be terminated:

(a)                                   (End Date) by either party, if the Scheme has not become Effective on or before the End Date; or

(b)                                  (recommendation) at any time prior to 8.00am on the Second Court Date:

(i)                                      by Progen if the Avexa Board changes its recommendation to the Scheme Participants that they vote in favour of the resolution to approve the Scheme, including any adverse modification to its recommendation, or otherwise makes a public statement indicating that it no longer supports the Proposed Transaction;

(ii)                                by Avexa if the Progen Board changes its recommendation to the Progen Shareholders that they vote in favour of the resolution to approve the Proposed Transaction at the Bidder General Meeting, including any adverse modification to its recommendation, or otherwise makes a public statement indicating that it no longer supports the Proposed Transaction; or

(iii)                             by either Progen or Avexa if the other is in material breach of any of its obligations in this agreement (including a warranty), taken in the context of the Proposed Transaction as a whole, provided that either Progen or Avexa, as the case may be, has, if practicable, given notice to the other setting out the relevant circumstances and stating an intention to terminate and, the relevant circumstances continue to exist 5 Business Days (or any shorter period ending at 5:00 pm on the day before the Second Court Date) after the time such notice is given;

(c)                                   (not approved) by either party if the resolution submitted to the Scheme Meeting is not approved by the requisite majority;

(d)                                  (Progen General Meeting) by Progen if the ordinary resolution proposed at the Progen General Meeting to approve the Proposed Transaction is not passed;

(e)                                   (competing interest) by Progen, if a person (other than Progen or its associates) has a Relevant Interest in more than 18% of the Avexa Shares (other than a shareholding of an Avexa shareholder existing as at the date of the agreement) and that person has publicly announced or otherwise notified either Progen or Avexa that it intends to vote against the Scheme;

(f)                                     (restraint) by either party if a Court or other Regulatory Authority has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Proposed Transaction;

(g)                                  (consultation or appeal failure) in accordance with and pursuant to:

(i)                                      clause 3.9(a);

(ii)                                   clause 3.9(b); or

(iii)                                clause 10.1;

(h)                                  (Progen Liquid Assets) by Avexa, if at any time after the date of this agreement (but before the second Business Day before the Second Court Date), Progen Liquid Assets fall below $66 million;

(i)                                      (Insolvency) by either party if the other party becomes Insolvent;

(j)                                      (Superior Proposal) by Avexa, at any time prior to 8:00am on the Second Court Date, if:

(i)                                     a Competing Transaction is publicly announced; and

(ii)                                  the Avexa Board determines that it is a Superior Proposal and publicly announces its support for the Transaction; and

(iii)                               Avexa has made the payment to Progen contemplated by clause 12.2; or

(k)                                   (Defeating Transaction) by Progen, at any time prior to 8:00am on the Second Court Date, if:

(i)                                      a Defeating Transaction is publicly announced; and

(ii)                                   the Progen Board publicly announces its support for the Defeating Transaction; and

(iii)                                Progen has made the payment to Avexa contemplated by clause 12.3; or

(l)                                      (agreement) if agreed to in writing by Progen and Avexa.

14.2                         Termination

Where a party has a right to terminate this agreement, that right for all purposes will be validly exercised if the party delivers a notice in writing to the other party stating that it terminates this agreement.

14.3                         Effect of Termination

In the event that a party terminates this agreement, or if this agreement otherwise terminates in accordance with its terms, then in either case all further obligations of the parties under this agreement, other than the obligations set out in clauses 10.3, 15 and 17 will immediately cease to be of further force and effect without further liability of any party to the other, provided that nothing in this clause releases any party from liability for any pre-termination breach of this agreement.

15                                   Confidentiality Agreement

15.1                         Application

The parties confirm and agree that the provisions of the Confidentiality Agreement continue to apply to the parties.

15.2                         Termination

This clause 15 will survive termination (for whatever reason) of this agreement.

16                                   Notices and other communications

16.1                         Form - all communications

Unless expressly stated otherwise in this agreement, all notices, certificates, consents, approvals, waivers and other communications in connection with this agreement must be:

(a)                                   in writing;

(b)                                  signed by the sender (if an individual) or an Authorised Officer of the sender; and

(c)                                   marked for the attention of the person identified in the Details or, if the recipient has notified otherwise, then marked for attention in the way last notified.

16.2                         Form - communications sent by email

Communications sent by email need not be marked for attention in the way stated in clause 16.1.  However, the email:

(a)                                   must state the first and last name of the sender; and

(b)                                  will not be effective unless the sender has received a message that the email has been delivered to the recipient.

Communications sent by email are taken to be signed by the named sender.

16.3                         Delivery

Communications must be:

(a)                                   left at the address set out or referred to in the Details;

(b)                                  sent by prepaid ordinary post (airmail if appropriate) to the address set out or referred to in the Details;

(c)                                   sent by fax to the fax number set out or referred to in the Details;

(d)                                  sent by email to the address set out or referred to in the Details; or

(e)                                   given in any other way permitted by law.

However, if the intended recipient has notified a changed address, fax number or email address, then communications must be to that address, fax number or email address.

16.4                         When effective

Communications take effect from the time they are received or taken to be received under clause 16.5 (whichever happens first) unless a later time is specified.

16.5                         When taken to be received

Communications are taken to be received:

(a)                                   if sent by post, three days after posting (or seven days after posting if sent from one country to another); or

(b)                                  if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent; or

(c)                                   if sent by email:

(i)                                      when the sender receives an automated message confirming delivery; or

(ii)                                   four hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered, whichever happens first.

16.6                         Receipt outside business hours

Despite clauses 16.4 and 16.5, if communications are received or taken to be received under clause 16.5 after 5.00pm in the place of receipt or on a non-Business Day, they are taken to be received at 9.00am on the next Business Day and take effect from that time unless a later time is specified.

17                                   Goods and services tax (GST)

17.1                         Consideration does not include GST

The consideration specified in this agreement does not include any amount for GST.

17.2                         Recovery of GST

If a supply under this agreement is subject to GST, the recipient must pay to the supplier an additional amount equal to the Amount of the Consideration multiplied by the applicable GST rate.

17.3                         Time of payment

The additional amount is payable at the same time as the consideration for the supply is payable or is to be provided.   However, the additional amount need not be paid until the supplier gives the recipient a Tax Invoice.

17.4                         Adjustment of additional amount

If the additional amount differs from the amount of GST payable by the supplier, the parties must adjust the additional amount.

17.5                         Reimbursement

If a party is entitled to be reimbursed or indemnified under this agreement, the amount to be reimbursed or indemnified does not include any amount for GST for which the party is entitled to an Input Tax Credit.

17.6                         Survival

This clause will survive termination of this agreement.

18                                   Miscellaneous

18.1                         Discretion in exercising rights

A party may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this agreement expressly states otherwise.

18.2                         Partial exercising of rights

If a party does not exercise a right or remedy fully or at a given time, the party may still exercise it later.

18.3                         No liability for loss

A party is not liable for loss caused by the exercise or attempted exercise of, failure to exercise, or delay in exercising a right or remedy under this agreement.

18.4                         Approvals and consents

By giving its approval or consent a party does not make or give any warranty or representation as to any circumstance relating to the subject matter of the consent or approval.

18.5                         Conflict of interest

The parties’ rights and remedies under this agreement may be exercised even if it involves a conflict of duty or a party has a personal interest in their exercise.

18.6                         Remedies cumulative

The rights and remedies in this agreement are in addition to other rights and remedies given by law independently of this agreement.

18.7                         Variation and waiver

A provision of this agreement or a right created under it, may not be waived or varied except in writing, signed by the party or parties to be bound.

18.8                         No merger

The warranties, undertakings and indemnities in this agreement do not merge on the Implementation Date.

18.9                         Indemnities

The indemnities in this agreement are continuing obligations, independent from the other obligations of the parties under this agreement and continue after this agreement ends.  It is not necessary for a party to incur expense or make payment before enforcing a right of indemnity under this agreement.

18.10                  Enforceability

For the purpose of this agreement:

(a)                                   Avexa is taken to be acting as agent and trustee on behalf of and for the benefit of all Avexa Indemnified Parties; and

(b)                                  Progen is taken to be acting as agent and trustee on behalf of and for the benefit of all Progen Indemnified Parties,

and all of those persons are to this extent taken to be parties to this agreement.

18.11                  Further steps

Each party agrees, at its own expense, to do anything the other party asks (such as obtaining consents, signing and producing documents and getting documents completed and signed):

(a)                                   to bind the party and any other person intended to be bound under this agreement; or

(b)                                  to show whether the party is complying with this agreement.

18.12                  Construction

No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this agreement or any part of it.

18.13                  Costs

Subject to clause 12, the parties agree to pay their own legal and other costs and expenses in connection with the preparation, execution and completion of this agreement and other related documentation except for stamp duty.

18.14                  Stamp duty

Progen agrees to pay all stamp duty (including fines and penalties) payable and assessed on this agreement or the Scheme and in respect of a transaction evidenced by this agreement or the Scheme.

18.15                  Entire agreement

Except for the Confidentiality Agreement, this agreement constitutes the entire agreement of the parties about its subject matter and supersedes all previous agreements, understandings and negotiations on that subject matter.

18.16                  Assignment

A party may not assign or otherwise deal with its rights under this agreement or allow any interest in them to arise or be varied in each case, without the consent of the other party.

18.17                  No representation or reliance

Each party acknowledges that:

(a)                                   no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement;

(b)                                  it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement; and

(c)                                   paragraphs 18.17(a) and 18.17(b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or ASX.

18.18                  Governing law

This agreement is governed by the law in force in the place specified in the Details.  Each party submits to the non-exclusive jurisdiction of the courts of that place.

18.19                  Counterparts

This agreement may be executed in counterparts.  All counterparts when taken together are to be taken to constitute one instrument.

EXECUTED as an agreement

Merger Implementation Agreement

Schedule 1 - Announcement (clause 9.1)

Merger Implementation Agreement

Schedule 2 - Timetable (clause 5.1)

Event	Date
Lodge Scheme Booklet with ASIC and ASX	23 January 2009
Application in respect of the Court hearing to be held on the First Court Date, filed with the Court, served on ASIC and delivered to ASX	6 February 2009
First Court Date	9 February 2009
Printing and despatch of Scheme Booklet	13 February 2009 (earliest)
Scheme Meeting held	16 March 2009
Gazettal notice published	17 March 2009
Second Court Date	24 March 2009
Lodge Court order with ASIC (Effective Date)	25 March 2009
Record Date (5.00pm on the date which is the Second Court Date plus 5 Business Days or such other date as Avexa and Progen agree)	1 April 2009
Implementation Date (Record Date plus 3 Business Days)	6 April 2009

© Mallesons Stephen Jaques	Merger Implementation Agreement 22 December 2008

Schedule 3 - Ratio Adjustment Formula (clause 4.2(c))

The following formula is to be used to calculate the adjusted Scheme Consideration Ratio in accordance with clause 4.2(c).

Adjusted Scheme Consideration Ratio =	Avexa Share Price

Adjusted Progen Share Price

Avexa Share Price = 10.5 cents

Adjusted Progen Share Price = 81,536,715 - (67,500,000 - Progen Liquid Assets)
60,570,131 shares

Progen Liquid Assets = Actual liquid assets in Progen (as calculated below) 2 Business Days before the Second Court Date (plus the actual Buy Back amount if it is an outflow or a payable by that date).

(Where Progen Liquid Assets are greater than $67.5m, Progen Liquid Assets are deemed to be $67.5m for the purpose of this formula).

Liquid assets should be based on :

Actual Cash	(For the purpose of calculating the Australian Dollar value of cash held in US Dollars, the exchange rate to be used is USD 0.67 per AUD 1).
Plus Trade and Other Receivables
Plus Prepayments and Deposits
Less Trade Payables
Less Provisions calculated in accordance with applicable accounting standards
Less Debt

Signing page

DATED:

EXECUTED by PROGEN PHARMACEUTICALS LIMITED ABN 82 010 975 612 in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:	) ) ) ) ) )
)
	)	Signature of director/company
	)	secretary*
Signature of director	)	*delete whichever is not applicable
)
)
Name of director/company secretary*
Name of director (block letters		(block letters)
*delete whichever is not applicable

EXECUTED by AVEXA LIMITED ABN 53 108 150 750 in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:	) ) ) ) ) )
)
	)	Signature of director/company
	)	secretary*
Signature of director	)	*delete whichever is not applicable
)
)
Name of director/company secretary*
Name of director (block letters		(block letters)
*delete whichever is not applicable

Annexure A - Avexa Data Room Documents